SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)

                      Universal Communication Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    98155Q109
                                 (CUSIP Number)

                                  H.U. Bachofen
                                 UltraFinanz AG
                              Grossmuensterplatz 6
                           Zurich CH-8022 Switzerland
                              Tel: 011 411-252-8680

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                              following box |_| .

CUSIP No. 98155Q109                    13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     AMRO INTERNATIONAL, S.A.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Panama
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,043,523(a)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,043,523(a)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,043,523(a)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.6%(b)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(a) Includes Warrants to purchase 16,463 shares of Common Stock at exercise prices between $232 and $265. Also includes a further 2,513,530 shares issuable upon conversion of $1,256,765 principal amount of debentures at an assumed conversion price of $.50 per share.

(b) Based upon the press release of Universal Communication Systems, Inc. (the "Company") dated August 23, 2002 (the "Press Release"), the Company had 343,497 shares of Common Stock issued and outstanding. On September 30, 2002, AMRO International, S.A. delivered a Notice of Conversion pursuant to its 4% Convertible Debenture issued April 14, 2000 (the "Debenture"), for the conversion of $1,256,765 of the principal amount of the Debenture at a conversion price of $.50, for 2,513,530 shares. Accordingly, based on the Press Release, Notice of Conversion, and additional shares of Common Stock beneficially owned by Amro as detailed in (a) above, Amro believes there are 5,387,020 shares of common stock deemed to be issued and outstanding for purposes of determining its beneficial ownership.

CUSIP No. 98155Q109

Item 1. Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share ("Common Stock"), of Universal Communication Systems, Inc., a Nevada corporation (the "Company"), with its principal business address at 407 Lincoln Rd, Suite 6K Miami Beach, FL 33139.

Item 2. Identity and Background.

(a) This statement is filed by Amro International S.A., an entity organized under the laws of Panama ("Amro"). Amro is an investment fund. H.U. Bachofen and Michael Klee are the directors of Amro. They share voting power and dispositive power on behalf of Amro.

(b) The business address for each of Amro, Mr. Bachofen and Mr. Klee is c/o Ultrafinance, Grossmunsterplatz 26, Zurich CH 8022, Switzerland.

(c) N/A with respect to Amro. Mr. Bachofen and Mr. Klee are each directors of Amro. Their business address is listed above.

(d) Neither Amro, Mr. Bachofen, nor Mr. Klee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Amro, Mr. Bachofen, nor Mr. Klee has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) N/A with respect to Amro. Mr. Bachofen and Mr. Klee are each citizens of Switzerland.

CUSIP No. 98155Q109

Item 3. Source and Amount of Funds or Other Consideration.

On September 30, 2002, Amro acquired 2,513,530 shares of Common Stock of the Company by delivering a Notice of Conversion pursuant to its Debenture, for the conversion of $1,256,765 of the principal amount of the Debenture at a conversion price of $.50 per share.

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the conversion of $1,256,765 of the principal amount of Debentures. Amro acquired the Debentures for investment purposes. While Amro has no present plans to do so, Amro may exercise its controlling interest in the Company to alter the current direction of the Company and exercise its control by seeking, or causing the Company to seek, strategic business combinations and opportunities.

Amro, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock of the Company in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) Amro is the beneficial owner of 5,043,532 shares of Common Stock of the Company, which, to Amro's knowledge, represents 93.6% of the outstanding Common Stock of the Company as of the date hereof. Neither Mr. Bachofen nor Mr. Klee own any other securities of the Company. The shares beneficially owned by Amro also includes Warrants to purchase 16,463 shares of Common Stock at exercise prices between $232 and $265 and a further $1,256,765 of unconverted debentures which are convertible into shares of Common Stock of the Company at variable prices. For purposes of this filing, Amro has assumed that unconverted debentures are convertible at the same price as the converted debentures, or $.50 per share.

(b) Amro has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. Neither Amro, Mr. Bachofen nor Mr. Klee have the shared power to vote or to direct the vote of, nor the shared power to dispose or to direct the disposition of any other shares of common stock.

(c) Except as described above under Item 4, Amro did not effect any transactions in the common stock of the Company during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the

Issuer.

      N/A

Item 7. Material to be Filed as Exhibits.

The following are filed herewith as Exhibits:

1. Securities Purchase Agreement by and between the Company and the investors signatory thereto dated April 14, 2000 (the Securities Purchase Agreement").

2.    Form of 4% Convertible Debenture.

3.    Amendment No. 1 to the Securities Purchase Agreement, dated August 10,
      2000.

4.    Amendment No. 2 to the Securities Purchase Agreement, dated November 15,
      2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2002

AMRO INTERNATIONAL S.A.


By: /s/ H.U. Bachofen
H. U. Bachofen, Director

================================================================================

                                                                  EXECUTION COPY

                          SECURITIES PURCHASE AGREEMENT

                                  By and Among

                    WORLD WIDE WIRELESS COMMUNICATIONS INC.,

                        ESQUIRE TRADING & FINANCE, INC.,

                            AMRO INTERNATIONAL, S.A.,

                               CELESTE TRUST REG.,

                        THE ENDEAVOR CAPITAL FUND, S.A.,

                                  NESHER, LTD.

                             THE KESHET FUND, L.P.,

                                       AND

                                  KESHET, L.P.

                           Dated as of April 14, 2000

================================================================================

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
ARTICLE I         PURCHASE AND SALE OF THE SECURITIES.............................................................1
   1.1   Purchase and Sale........................................................................................1
   1.2   The Closings.............................................................................................2

ARTICLE II        REPRESENTATIONS AND WARRANTIES..................................................................4
   2.1   Representations and Warranties of the Company............................................................4
   2.2   Representations and Warranties of the Purchasers........................................................12

ARTICLE III       OTHER AGREEMENTS OF THE PARTIES................................................................13
   3.1   Transfer Restrictions...................................................................................13
   3.2   Stop Transfer Orders; Suspension of Qualification.......................................................14
   3.3   Furnishing of Information...............................................................................14
   3.4   Form D; Blue Sky Laws...................................................................................15
   3.5   Integration.............................................................................................15
   3.6   Certain Agreements......................................................................................15
   3.7   Listing and Reservation of Underlying Shares and Warrant Shares; Compliance with Law....................15
   3.8   Notice of Breaches......................................................................................16
   3.9   Conversion Obligations of the Company...................................................................16
   3.10  Use of Proceeds.........................................................................................17
   3.11  Indemnification.........................................................................................17
   3.12  Subsequent Sales and Registrations......................................................................18
   3.13  Proxy Statement.........................................................................................19
   3.14  Filing of Certificate of Amendment and Certificate of Designation.......................................19
   3.15  Filing of Form 8-K......................................................................................19
   3.16  Incorporation of the Debentures and the Certificate of Designation By Reference.........................19

ARTICLE IV        CONDITIONS.....................................................................................19
   4.1   Conditions Precedent to Sale of the Initial Securities..................................................19
   4.2   Conditions Precedent to the Obligation of the Purchasers to Purchase the Additional Securities..........21

ARTICLE V         MISCELLANEOUS..................................................................................23
   5.1   Fees and Expenses.......................................................................................23
   5.2   Entire Agreement; Amendments............................................................................23
   5.3   Notices.................................................................................................23
   5.4   Amendments; Waivers.....................................................................................24
   5.5   Headings................................................................................................24
   5.6   Successors and Assigns..................................................................................24
   5.7   No Third Party Beneficiaries............................................................................25
   5.8   Governing Law...........................................................................................25

   5.9   Survival................................................................................................25
   5.10  Execution...............................................................................................25
   5.11  Publicity...............................................................................................25
   5.12  Consent to Jurisdiction; Attorneys' Fees................................................................25
   5.13  Waiver of Jury Trial....................................................................................26
   5.14  Severability............................................................................................26
   5.15  Remedies................................................................................................27
   5.16  Independent Nature of Purchasers' Obligations and Rights................................................27

Schedules and Exhibits

Schedule 1          -   Purchasers of Securities
Schedule 2          -   Purchasers of Securities at Subsequent Closings
Schedule 2.1(a)     -   Organization and Qualification; Subsidiaries
Schedule 2.1(c)(i)  -   Capitalization; Rights to Acquire Capital Stock
Schedule 2.1(c)(ii) -   Notice  with  Respect to Listing
Schedule 2.1(f)     -   Consents and Approvals
Schedule 2.1(g)     -   Litigation; Proceedings
Schedule 2.1(q)     -   Intellectual  Property  Rights
Schedule 2.1(s)     -   Registration Rights, Rights of Participation
Schedule 2.1(t)     -   Title

Exhibit A           -   Form of Debentures
Exhibit B           -   Form of Warrants
Exhibit C           -   Form of Certificate of Designation
Exhibit D           -   Form of Registration Rights Agreement
Exhibit E           -   Form of Transfer Agent Instructions
Exhibit F           -   Legal Opinion of Evers & Hendrickson LLP
Exhibit G           -   Form of Certificate of Amendment of Articles of
                        Incorporation

                          SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of April 14, 2000, by and among World Wide Wireless Communications Inc., a Nevada corporation (the "Company"), Esquire Trading & Finance, Inc. ("Esquire"), Amro International, S.A. ("Amro"), Celeste Trust Reg. ("Celeste"), The Endeavor Capital Fund, S.A. ("Endeavor"), Nesher, Ltd. ("Nesher"), The Keshet Fund, L.P. ("Keshet Fund") and Keshet, L.P. ("Keshet"). Esquire, Amro, Celeste, Endeavor, Keshet Fund and Keshet are each referred to herein as a "Purchaser" and are collectively referred to herein as the "Purchasers."

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to acquire from the Company, $4,592,000 aggregate principal amount of 4% Convertible Debentures due 2005 of the Company (the "Debentures"), which Debentures are exchangeable for a like stated value of Series A Convertible Preferred Stock, par value $0.01 per share and stated value of $1,000 per share, upon Shareholder Approval (as defined herein) (the "Preferred Stock" and, together with the Debentures, the "Convertible Securities"), shares of the Company's common stock, par value $.001 per share (the "Common Stock"), and warrants (the "Warrants") to purchase shares of the Common Stock.

      NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Company and each Purchaser agree as follows:

                                    ARTICLE I

                       PURCHASE AND SALE OF THE SECURITIES

      1.1 Purchase and Sale.

(a) Subject to the terms and conditions set forth, the Company shall issue and sell to the Purchasers, and the Purchasers, severally and not jointly, shall purchase from the Company (i) an aggregate principal amount of $4,592,000 of Debentures, (ii) 1,064,000 shares of Common Stock (the "Shares") and (iii) Warrants to purchase up to 5,040,000 shares of Common Stock.

(b) The Debentures shall be substantially in the form annexed hereto as Exhibit A and the Warrants shall be in the form annexed hereto as Exhibit B. The Preferred Stock shall have the respective rights, preferences and privileges set forth in the Company's Certificate of Designation, Preferences and Rights of the Series A Preferred Stock (the "Certificate of Designation") the form of which is annexed hereto as Exhibit C, which Certificate of Designation, upon Shareholder Approval, shall be promptly filed by the Company with the Secretary of State of the State of Nevada (the "Nevada Secretary of State").

      1.2 The Closings.

            (a) The Initial Closing.

                        (i) The closing of the purchase and sale of the Initial Securities (as defined below) (the "Initial Closing") shall take place at the offices of Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, immediately following the execution hereof or such later date or different location as the parties shall agree in writing, but not prior to the date that the conditions set forth in Section 4.1 have been satisfied or waived by the appropriate party. The date of the Initial Closing is hereinafter referred to as the "Initial Closing Date." At the Initial Closing, the Company shall sell and issue to the Purchasers, and the Purchasers shall, severally and not jointly, purchase from the Company, (A) an aggregate principal amount of $3,280,000 of Debentures (the "Initial Debentures"), (B) 760,000 shares of Common Stock (the "Initial Shares") and (C) Warrants to purchase up to 3,600,000 shares of Common Stock (the "Initial Warrants" and together with the Initial Debentures and Initial Shares, the "Initial Securities") for an aggregate purchase price of $4,800,000 (the "Initial Purchase Price").

                        (ii) At the Initial Closing (a) the Company shall deliver to each Purchaser (1) Initial Debentures (in definitive form) in the denominations specified on Schedule 1 attached hereto, each registered in the name of such Purchaser, (2) one or more certificates representing the Initial Shares purchased by such Purchaser as set forth next to such Purchaser's name on Schedule 1 attached hereto, each registered in the name of such Purchaser (3) a warrant agreement representing the Initial Warrants purchased by such Purchaser as set forth next to such Purchaser's name on Schedule 1 attached hereto, registered in the name of such Purchaser, and (4) all other documents, instruments and writings required to have been delivered at or prior to the Initial Closing by the Company pursuant to this Agreement and the Registration Rights Agreement dated the date hereof by and among the Company and the Purchasers, in the form of Exhibit D annexed hereto (the "Registration Rights Agreement"), and (b) each Purchaser shall deliver to the Company the portion of the Initial Purchase Price set forth next to its name on Schedule 1, in United States dollars in immediately available funds by wire transfer to an account designated in writing by the Company for such purpose on or prior to the Initial Closing Date, and all documents, instruments and writings required to have been delivered at or prior to the Initial Closing by such Purchaser pursuant to this Agreement and the Registration Rights Agreement.

            (b) Subsequent Closings.

            (i) Subsequent Closings. The date and time of the Subsequent Closings (as defined below) (the "Subsequent Closing Dates") shall be 10:00 a.m., Eastern time, on the date specified in the Additional Share Notice (as defined below) or the Company Call Notice (as defined below), as the case may be

      (or such later date as is mutually agreed to by the Company and the applicable Purchaser or Purchasers). At any time after the Initial Closing Date, at such Purchaser's option (each, a "Purchaser Call Option"), by delivering written notice to the Company (an "Additional Securities Notice") at least five (5) Business Days (the "Additional Securities Notice Date") prior to the Subsequent Closing Date set forth in the Additional Securities Notice, the Purchasers may, severally and not jointly, purchase from the Company, and the Company shall sell and issue at multiple closings, if applicable, to the Purchasers, such Purchaser's portion (based on the amounts set forth next to such Purchaser's name on Schedule 2 attached hereto) of (A) an additional $1,312,000 aggregate principal amount of Debentures or, if the Shareholder Approval shall have been obtained, 1,312 shares of Preferred Stock (the "Additional Convertible Securities"), (B) 304,000 shares of Common Stock (the "Additional Shares") and (C) Warrants to purchase an additional 1,440,000 shares of Common Stock (the "Additional Warrants" and together with the Additional Convertible Securities and the Additional Shares, the "Additional Securities") for an aggregate purchase price of $1,920,000. Each Purchaser shall only be entitled to deliver one Additional Securities Notice. The Additional Securities Notice shall set forth (i) such Purchaser's portion of the Additional Securities as set forth on Schedule 2 attached hereto, (ii) such Purchaser's portion of the Additional Purchase Price (as defined below) as set forth on Schedule 2 attached hereto and (iii) the date for the Subsequent Closing Date. The closings of the purchase and sale of the Additional Securities are hereinafter referred to each as the "Subsequent Closing," and the purchase price paid for the Additional Securities is hereinafter referred to as the "Additional Purchase Price." The Initial Closing and the Subsequent Closing are each referred to herein as a "Closing." If any Purchaser has not exercised its Purchaser Call Option on the third day after the date on which the Registration Statement (as defined in the Registration Rights Agreement) is declared effective by the Securities and Exchange Commission (the "Commission") (or if such third day is not a business day, the next succeeding business day), the Company shall have the option, by delivering written notice to such Purchaser (a "Company Call Notice") at least five
      (5) Business Days (the "Company Call Notice Date") prior to the Subsequent Closing Date set forth in the Company Call Notice, to sell and issue to such Purchaser, and such Purchaser shall, severally and not jointly, purchase from the Company such Purchaser's portion (based on the amounts set forth next to such Purchaser's name on Schedule 2 attached hereto) of the Additional Securities. The Company Call Notice shall set forth (i) such Purchaser's portion of the Additional Securities as set forth on
      Schedule 2 attached hereto, (ii) such Purchaser's portion of the Additional Purchase Price as set forth on Schedule 2 attached hereto and
      (iii) the date for the Subsequent Closing Date.

            (ii) At the Subsequent Closing, (a) the Company shall deliver to each Purchaser (1) Additional Convertible Securities in the denominations specified on Schedule 2 attached hereto, each registered in the name of such Purchaser, (2) one or more certificates representing the Additional Shares purchased by such Purchaser as set forth next to such Purchaser's name on Schedule 2 attached hereto, each registered in the name of such Purchaser, (3) a warrant agreement representing the Additional Warrants purchased by such Purchaser as set forth next to such Purchaser's name on Schedule 2 attached hereto, registered in the name of such Purchaser, and (4) all other documents, instruments and writings required to have been delivered at or prior to the Subsequent Closing by the Company pursuant to this Agreement and the Registration Rights Agreement, and (b) each Purchaser shall deliver to the Company the portion of the Additional Purchaser Price set forth next to its name on Schedule 2 attached hereto, in United States dollars in immediately available funds by wire transfer to an account designated in writing by the Company for such purpose on or prior to the Subsequent Closing Date, and all documents, instruments and writings required to have been delivered at or prior to the Subsequent Closing by such Purchaser pursuant to this Agreement and the Registration Rights Agreement. The Subsequent Closing shall take place in the same manner as the Initial Closing; provided, however, that in no case shall the Subsequent Closing take place unless and until the conditions listed in Section 4.2 have been satisfied or waived by the appropriate party.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

      2.1 Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchasers as follows:

(a) Organization and Qualification; Subsidiaries. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Nevada, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has no subsidiaries other than as set forth in Schedule 2.1(a) (collectively, the "Subsidiaries"). Other than the Subsidiaries, the Company does not own any equity securities of any other Person. A "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind. Each of the Subsidiaries is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the full corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of the Debentures or any of the other Transaction Documents (as defined below), (y) have or result in a material adverse effect on the results of operations, assets, prospects or financial condition of the Company and the Subsidiaries, taken as a whole or (z) adversely impair the Company's ability to perform fully on a timely basis its obligations under any Transaction Document, including, without limitation, the Company's obligations under Section 3.7 hereof (any of (x), (y) or (z), being a "Material Adverse Effect").

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement, the other Transaction Documents and, subject to Shareholder Approval, the Certificate of Amendment to the Articles of Incorporation (the "Certificate of Amendment") and Certificate of Designation, and otherwise to carry out its obligations hereunder and thereunder. This Agreement, the Registration Rights Agreement, the Debentures and the Warrants are collectively referred to as the "Transaction Documents." The execution and delivery of each of the Transaction Documents, the Certificate of Amendment and the Certificate of Designation by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and, except for the Shareholder Approval with respect to the Certificate of Amendment and Certificate of Designation, no further action is required by the Company. Each of the Transaction Documents has been or will be prior to the applicable Closing duly executed by the Company and each constitutes or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate of incorporation, bylaws or other organizational documents.

(c) Capitalization; Rights to Acquire Capital Stock. The authorized, issued and outstanding capital stock of the Company is set forth in Schedule 2.1(c). All issued and outstanding shares of capital stock of the Company and each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable. Except as disclosed in Schedule 2.1(c), (i) no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding debt securities issued by the Company; (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act of 1933, as amended (the "Securities Act")(except the Registration Rights Agreement); (v) there are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the

Company or any of its Subsidiaries; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities (as defined below) as described in this Agreement; and (vii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. Except as set forth on Schedule 2.1(c), and, to the best knowledge of the Company, no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or has the right to acquire by agreement with or by obligation binding upon the Company beneficial ownership of in excess of 5% of the Common Stock. The Common Stock is quoted on the OTC Bulletin Board. Except as described on
Schedule 2.1(c)(ii), the Company has received no notice, either oral or written, with respect to the continued eligibility of the Common Stock for such listing, and the Company has maintained all requirements for the continuation of such listing. After giving effect to the transactions contemplated in this Agreement, the Company believes that it is in compliance with all such maintenance requirements.

(d) Issuance of Securities. The Shares have been duly authorized, and when issued and paid for in accordance with the terms hereof, shall be validly issued, fully paid and nonassessable, free and clear of all liens, encumbrances, security interests, charges and rights of first refusal of any kind (collectively, "Liens"). The Preferred Stock, when issued in exchange for the Debentures in accordance with the terms of the Debentures, shall be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens. The Shares, the Preferred Stock and the Warrants, upon issuance, will not subject the holders thereof to personal liability by reason of being such holders. The shares of Common Stock issuable upon conversion of the Convertible Securities are referred to herein as the "Underlying Shares." When issued in accordance with the Debentures or the Certificate of Designation, as the case may be, the Underlying Shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens. The shares of Common Stock issuable upon exercise of the Warrants are referred to herein as the "Warrant Shares." When issued and paid for in accordance with the Warrants, the Warrant Shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens. The Debentures, the Shares, the Preferred Stock, the Warrants, the Underlying Shares and the Warrant Shares are referred to herein collectively as the "Securities." The Company has and, at each Closing Date, will have and at all times while the Convertible Securities and the Warrants are outstanding will maintain an adequate reserve of duly authorized shares of Common Stock at least equal to the sum of (A) 200% of the number of shares of Common Stock needed to provide for the issuance of the Underlying Shares (without regard to any limitations on conversions thereof) and (B) 100% of the number of shares of Common Stock needed to provide for the issuance of the Warrant Shares (without regard to any limitations on exercise thereof).

(e) No Conflicts. The execution, delivery and performance of this Agreement, the other Transaction Documents, the Certificate of Amendment and the Certificate of Designation by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Underlying Shares and the Warrant Shares) do not and will not (i) conflict with or violate any provision of its or any of its Subsidiaries' charter, bylaws or other organizational documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument (evidencing a debt of the Company or otherwise) to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject (including Federal and state securities laws and regulations), or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iv) result in the creation or imposition of a Lien upon any of the Securities or any of the properties or assets of the Company or any Subsidiary, or any of its "Affiliates" (as such term is defined under Rule 405 promulgated under the Securities Act), except in the case of each of clauses (ii) and (iii), such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have or result in a Material Adverse Effect. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental authority except for any such violation as would not, individually or in the aggregate, have or result in a Material Adverse Effect.

(f) Consents and Approvals. Except as specifically set forth in Schedule 2.1(f), neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, the Certificate of Amendment or Certificate of Designation, other than (i) the filing of the Registration Statement with the Commission, which shall be filed in accordance with and in the time periods set forth in the Registration Rights Agreement, (ii) the filing of the Certificate of Amendment and the Certificate of Designation with the Nevada Secretary of State promptly upon receipt of Shareholder Approval, (iii) the application(s) or any letter(s) acceptable to the National Association of Securities Dealers, Inc. (the "NASD") for the quotation of the Shares, the Underlying Shares and the Warrant Shares on the OTC Bulletin Board (and with any other national securities exchange or market on which the Common Stock is then listed) and (iv) any filings, notices or registrations under applicable federal and state securities laws with respect to the Shareholder Approval (together with the consents, waivers, authorizations, orders, notices and filings referred to in Schedule 2.1(f), the "Required Approvals").

(g) Litigation; Proceedings. Except as disclosed in Schedule 2.1(g), there is no action, suit, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Subsidiaries or any of their respective assets or properties before or by any court, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents, the Certificate of Amendment, the Certificate of Designation or the Securities or (ii) could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(h) No Default or Violation. Neither the Company nor any Subsidiary (i) is in default under or in violation of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound which would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (ii) is in violation of any order of any court, arbitrator or governmental body applicable to it, or (iii) is in violation of any statute, rule or regulation of any governmental authority to which it is subject, which violation could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(i) Schedules. The Schedules to this Agreement furnished by or on behalf of the Company do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading.

(j) Form SB-2; Financial Statements; No Adverse Change. The Company has filed a Registration Statement on Form SB-2 (File No. 333-95341) with the Commission (as amended or supplemented from time to time, the "SB-2"). As of the date of filing of the SB-2 and each amendment thereto, the SB-2 complied in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission promulgated thereunder, and did not when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. All material agreements to which the Company or any Subsidiary is a party or to which the property or assets of the Company and its Subsidiaries are subject have been filed as exhibits to the SB-2 as required; neither the Company nor any of its Subsidiaries is in breach of any agreement where such breach could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The financial statements of the Company included in the SB-2 comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present, in all material respects, the consolidated financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments. Since the date of the financial statements included in the SB-2, there has been no event, occurrence or development that has had, or would reasonably be expected to have, a Material Adverse Effect that has not been specifically disclosed to the Purchasers by the Company.

(k) Seniority. No class of equity securities of the Company is senior to the Preferred Stock in right of payment, whether upon liquidation, dissolution or otherwise.

(l) Investment Company. The Company is not, and is not controlled by or under common control with an affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(m) Certain Fees. Except as set forth in Section 5.1 hereof, no fees or commissions will be payable by the Company to any broker, financial advisor, finder, investment banker, or bank with respect to the transactions contemplated by this Agreement. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 2.1(m) that may be due in connection with the transactions contemplated by this Agreement. The Company shall indemnify and hold harmless each of the Purchasers, its employees, officers, directors, agents, and partners, and their respective Affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses suffered in respect of any such claimed or existing fees arising from the action or inaction of the Company.

(n) Solicitation Materials. The Company has not distributed any offering materials in connection with the offering and sale of the Securities. The Company confirms that it has not provided the Purchasers or their agents or counsel with any information that constitutes or might constitute material non-public information. The Company understands and confirms that the Purchasers shall be relying on the foregoing representations in effecting transactions in securities of the Company.

(o) Employment Matters. The Company and each Subsidiary is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company or any Subsidiary would have any liability; neither the Company nor any Subsidiary has incurred and expects to incur liability under
(i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" for which the Company or any Subsidiary would have any liability that is intended to be qualified under
Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(p) Exclusivity. The Company shall not issue and sell the Debentures, the Shares, the Preferred Stock or the Warrants to any Person other than the Purchasers pursuant to this Agreement other than with the prior written consent of each of the Purchasers.

(q) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. Except as set forth on Schedule 2.1(q), none of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or are expected to expire or terminate within two years from the date of this Agreement, except where such expiration or termination would not have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademarks, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secrets or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and, except as set forth on Schedule 2.1(q), no claim, action or proceeding has been made or brought against, or to the Company's knowledge, has been threatened against, the Company or its Subsidiaries regarding trademarks, trade name rights, patents, patent rights, inventions, copyrights, licenses, service names, service marks, service mark registrations, trade secrets or other infringement. Except as set forth on Schedule 2.1(q), the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties except where the failure to do so would not have, individually or in the aggregate, a Material Adverse Effect.

(r) Acknowledgment of Dilution. The Company understands and acknowledges that the number of Underlying Shares issuable upon conversion of the Convertible Securities will increase in certain circumstances. The Company further acknowledges that its obligation to issue (i) the Underlying Shares upon conversion of the Convertible Securities and (ii) the Warrant Shares upon exercise of the Warrants is, in each case, unconditional and absolute regardless of the effect of any such dilution.

(s) Registration Rights; Rights of Participation. Except as described on
Schedule 2.1(s) hereto, (A) the Company has not granted or agreed to grant to any Person any rights (including "piggy-back" registration rights) to have any securities of the Company registered with the Commission or any other governmental authority which has not been satisfied and (B) no Person, including, but not limited to, current or former shareholders of the Company, underwriters, brokers or agents, has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement, any other Transaction Document, the Certificate of Amendment or the Certificate of Designation.

(t) Title. Except as disclosed in Schedule 2.1(t), the Company and the Subsidiaries have good and marketable title in fee simple to all real property and personal property owned by them which is material to the business of the Company or the Subsidiaries, in each case free and clear of all liens, except for liens, claims or encumbrances that do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or the Subsidiaries. Neither the Company nor any of its Subsidiaries owns any real property. Any real property and facilities held under lease by the Company or the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or the Subsidiaries.

(u) Permits. The Company and the Subsidiaries possess all franchises, certificates, licenses, authorizations and permits or similar authority issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses as described in the SB-2 except where the failure to possess such permits would not, individually or in the aggregate, have a Material Adverse Effect ("Material Permits"), and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(v) Insurance. The Company and each Subsidiary maintains property and casualty, general liability, workers' compensation, environmental hazard, personal injury and other similar types of insurance with financially sound and reputable insurers that is adequate, consistent with industry standards. Neither the Company nor any Subsidiary has received notice from, and has any knowledge of any threat by, any insurer (that has issued any insurance policy to the Company or any Subsidiary) that such insurer intends to deny coverage under or cancel, discontinue or not renew any insurance policy presently in force.

(w) Taxes. All applicable tax returns required to be filed by the Company and each of the Subsidiaries have been filed, or if not yet filed have been granted extensions of the filing dates which extensions have not expired, and all taxes, assessments, fees and other governmental charges upon the Company, the Subsidiaries, or upon any of their respective properties, income or franchises, shown in such returns and on assessments received by the Company or the Subsidiaries to be due and payable have been paid, or adequate reserves therefor have been set up if any of such taxes are being contested in good faith; or if any of such tax returns have not been filed or if any such taxes have not been paid or so reserved for, the failure to so file or to pay would not in the aggregate or individually have a Material Adverse Effect.

(x) Internal Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability,
(iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(y) Private Offering. The Company and all Persons acting on its behalf have not made, and will not make, offers or sales of the Debentures, the Shares, the Preferred Stock or the Warrants, and any securities that might be integrated with offers and sales of the Debentures, the Shares, the Preferred Stock and the Warrants, except to "accredited investors" (as defined in Regulation D ("Regulation D") under the Securities Act) without any general solicitation or advertising and otherwise in compliance with the conditions of Regulation D. The offer and sale by the Company to the Purchasers of the Convertible Securities and the Warrants and the Underlying Shares and the Warrant Shares into which the Convertible Securities and the

Warrants are convertible or exercisable, as the case may be, is exempt from the registration requirements of the Securities Act.

(z) No Integrated Offering. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any securities under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions.

(aa) Full Disclosure. The representations and warranties of the Company set forth in this Agreement do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements contained herein true, in light of the circumstances under which they were made, not misleading.

2.2 Representations and Warranties of the Purchasers. Each of the Purchasers, severally and not jointly, hereby represents and warrants to the Company as follows:

(a) Investment Intent. Such Purchaser is acquiring the Securities for its own account for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof or interest therein, without prejudice, however, to such Purchaser's right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act and in compliance with applicable State securities laws or under an exemption from such registration.

(b) Investor Status. At the time such Purchaser was offered the Securities, and at each Closing Date, (i) it was and will be, an "accredited investor" (as defined in Regulation D), or (ii) such Purchaser either alone or together with its representatives, had and will have such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and had and will have so evaluated the merits and risks of such investment. Such Purchaser has the authority and is duly and legally qualified to purchase and own the Securities.

(c) Ability of Purchaser to Bear Risk of Investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(d) Reliance. Each Purchaser understands and acknowledges that (i) the Securities are being offered and sold to the Purchaser without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act under Section 4(2) of the Securities Act or Regulation D promulgated thereunder and (ii) the availability of such exemption, depends in part on, and the Company will rely upon the accuracy and truthfulness of, the foregoing representations and such Purchaser hereby consents to such reliance.

The Company acknowledges and agrees that the Purchasers make no representations or warranties with respect to the transactions contemplated hereby or the other Transaction Documents other than those specifically set forth in this Section 2.2.

                                   ARTICLE III

                         OTHER AGREEMENTS OF THE PARTIES

      3.1 Transfer Restrictions.

(a) If any Purchaser should decide to dispose of any Shares, any Convertible Securities (and upon conversion thereof, any of the Underlying Shares) or Warrants (and upon exercise thereof, any of the Warrant Shares) held by it, each Purchaser understands and agrees that it may do so only pursuant to an effective registration statement under the Securities Act, to the Company or pursuant to an available exemption from the registration requirements of the Securities Act. In connection with any transfer of any Securities other than pursuant to an effective registration statement or to the Company, the Company may require the transferor thereof to provide to the Company a written opinion of counsel, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act which opinion shall be delivered by counsel for the Company or, at the Purchaser's option, another counsel designated by the Purchaser. Notwithstanding the foregoing, the Company hereby consents to and agrees to register (i) any transfer of Securities by one Purchaser to another Purchaser, and agrees that no documentation other than executed transfer documents shall be required for any such transfer, and (ii) any transfer by any Purchaser to an Affiliate of such Purchaser or to an Affiliate of another Purchaser, or any transfer among any such Affiliates, provided that transferee certifies in writing to the Company that it is an "accredited investor" (as defined in Regulation D). At any time after the first anniversary of the Initial Closing Date, if the Securities have not been registered under the Securities Act, the Company agrees, upon any Purchaser's request, to provide to such Purchaser a written opinion of counsel, the form and substance of which shall be reasonably satisfactory to such Purchaser, to the effect that the Purchaser may transfer its Securities pursuant to Rule 144 of the Securities Act. Any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement.

            (b) Each Purchaser agrees to the imprinting, so long as is required by this Section 3.1(b), of the following legend on the Securities:

      THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON

      AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

The Underlying Shares issuable upon conversion of the Convertible Securities and the Warrant Shares issuable upon exercise of the Warrants shall not contain the legend set forth above if such conversion or exercise occurs at any time while the Registration Statement is effective under the Securities Act and upon the sale of the Underlying Shares or the Warrant Shares by the Purchasers or in the event there is not an effective Registration Statement at such time, if in the written opinion of counsel to the Company (such opinion to be furnished at the sole expenses of the Company at the request of a Purchaser) such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company agrees that it will provide each Purchaser, upon request, with a certificate or certificates representing Underlying Shares and/or Warrant Shares, free from such legend at such time as such legend is no longer required hereunder.

3.2 Stop Transfer Orders; Suspension of Qualification. The Company may not make any notation on its records or give instructions to any transfer agent of the Company which enlarge the restrictions of transfer set forth in Section 3.1. The Company will advise the Purchasers, promptly after it receives notice of issuance by the Commission, any state securities commission or any other regulatory authority of any stop order or of any order preventing or suspending the use of any offering of any securities of the Company, or of the suspension of the qualification of the Common Stock for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

3.3 Furnishing of Information. As long as any Purchaser owns Securities, the Company covenants to use its best efforts to cause the SB-2 to be declared effective under the Securities Act as promptly as possible. The Company shall furnish copies of all amendments to the SB-2 and copies of all correspondence relating thereto to the Purchasers and their counsel, which documents will be subject to the review of the Purchasers and their counsel. Thereafter, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish the Purchasers with true and complete copies of all such filings. As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) promulgated under the Securities Act annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the Exchange Act. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell Underlying Shares and/or Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including the legal opinion referenced above in Section 3.1. Upon the request of any such Person, the Company shall deliver to such Person a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.4 Form D; Blue Sky Laws. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Purchaser promptly after such filing. The Company shall, on or before the Initial Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Securities for, or obtain exemption for the Securities for, sale to the Purchasers at the Initial Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Purchasers on or prior to the Initial Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Initial Closing Date.

3.5 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of any or all of such securities to any Purchaser.

3.6 Certain Agreements. As long as any Purchaser owns Securities, the Company shall not and shall cause the Subsidiaries not to, without the consent of the holders of all of the Securities then outstanding, (i) amend its certificate of incorporation, bylaws or other organizational documents so as to adversely affect any rights of any Purchaser; (ii) declare, authorize, set aside or pay any dividend or other distribution with respect to the Common Stock except as permitted under the Transaction Documents and as would not adversely affect the rights of any Purchaser hereunder or under the other Transaction Documents;
(iii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock in any manner; (iv) issue any series of preferred stock or other securities with rights senior (in respect of liquidations, dividends, preferences and similar rights) to those of the Preferred Stock or
(v) enter into any agreement with respect to any of the foregoing.

      3.7 Listing and Reservation of Underlying Shares and Warrant Shares; Compliance with Law

(a) The Company shall notify the Commission and the NASD, in accordance with their requirements, of the transactions contemplated by this Agreement and the other Transaction Documents, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchasers and promptly provide copies thereof to the Purchasers.

(b) The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance upon conversion of the Convertible Securities and upon exercise of the Warrants, no less than the sum of (A) 200% of the number of shares of

Common Stock needed to provide for the issuance of the Underlying Shares (without regard to any limitations on conversions thereof) and (B) 100% of the number of shares of Common Stock needed to provide for the issuance of the Warrant Shares (without regard to any limitations on exercise thereof).

(c) Until at least two (2) years after the last of the Convertible Securities has been converted into Underlying Shares or the last of the Warrants has been exercised for the Warrant Shares, (i) the Company will cause its Common Stock to continue to be registered under Sections 12(b) or 12(g) of the Exchange Act, will comply in all respects with its reporting and filing obligations under such Exchange Act, will comply with all requirements related to any registration statement filed pursuant to this Agreement or the Registration Rights Agreement and will not take any action or file any document (whether or not permitted by the Securities Act or the Exchange Act or the rules and regulations thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Securities Act and Exchange Act, except as permitted herein and (ii) the Company will take all action within its power to continue the listing or trading of its Common Stock on the OTC Bulletin Board and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the NASD.

      3.8 Notice of Breaches.

(a) Each of the Company and each Purchaser shall give prompt written notice to the other of any material breach of any representation, warranty or other agreement contained in this Agreement, any other Transaction Document, the Certificate of Amendment or the Certificate of Designation, as well as any events or occurrences arising after the date hereof and prior to any Closing Date, which would reasonably be likely to cause any representation or warranty or other agreement of such party, as the case may be, contained herein to be materially incorrect or breached as of such Closing Date. However, no disclosure by any party pursuant to this Section 3.8 shall be deemed to cure any breach of any representation, warranty or other agreement contained herein or in the Registration Rights Agreement.

(b) Notwithstanding the generality of Section 3.8(a), the Company shall promptly notify each Purchaser of any notice or claim (written or oral) that it receives from any lender of the Company to the effect that the consummation of the transactions contemplated hereby or by any other Transaction Document violates or would violate any written agreement or understanding between such lender and the Company, and the Company shall promptly furnish by facsimile to each Purchaser a copy of any written statement in support of or relating to such claim or notice.

(c) The default by any Purchaser of any of its obligations, representations or warranties under any Transaction Document shall not be imputed to, and shall have no effect upon, any other Purchaser or affect the Company's obligations under the Transaction Documents to any non-defaulting Purchaser with respect to any outstanding Shares, Convertible Securities, Warrants, Underlying Shares or Warrant Shares.

3.9 Conversion Obligations of the Company. The Company covenants to convert the Convertible Securities and to deliver the Underlying Shares in accordance with the terms and conditions and within the time period set forth in the Debentures or the Certificate of Designation, as the case may be.

3.10 Use of Proceeds. The Company shall use all of the proceeds from the sale of the Securities for working capital and general corporate purposes and not for the satisfaction of any portion of Company borrowings outside the normal course of business, including, without limitation, any obligation or liability of any kind whatsoever owed to a shareholder, officer or director of the Company, or to redeem Company equity or equity-equivalent securities. Pending application of the proceeds of this placement in the manner permitted hereby, the Company will invest such proceeds in interest bearing accounts and/or short-term, investment grade interest bearing securities.

3.11 Indemnification. The Company also will indemnify and hold the Purchasers harmless against any and all losses, claims, damages or liabilities to any such Person (including, without limitation, in connection with any action, proceeding or investigation brought by or against any such Person, including by shareholders of the Company) in connection with or as a result of any matter referred to in Transaction Documents, the Certificate of Amendment or the Certificate of Designation, including, without limitation, for any misrepresentation by the Company, for breaches of representations and warranties contained in any of the Transaction Documents, the Certificate of Amendment or the Certificate of Designation, and for any breach, non-compliance or nonfulfillment by the Company of any covenant, agreement or undertaking to be complied with or performed by it contained in or pursuant to the Transaction Documents, the Certificate of Amendment or the Certificate of Designation, except to the extent that it is finally judicially determined that such losses, claims, damages or liabilities resulted solely from the gross negligence or bad faith of the Purchasers. If for any reason the foregoing indemnification is unavailable to such Purchaser or is insufficient to hold such Person harmless, then the Company shall contribute to the amount paid or payable by such Purchaser as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and its shareholders on the one hand and the Purchasers on the other hand in the matters contemplated by the Transaction Documents, the Certificate of Amendment or the Certificate of Designation, as well as the relative fault of the Company and the Purchasers with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of the Purchasers and the partners, directors, agents, employees or controlling persons (if any), as the case may be, of the Purchasers and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Purchasers, any such affiliate and any such Person. The Company also agrees that neither the Purchasers nor any of such affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company in connection with or as a result of any matter referred to in this

Agreement, the other Transaction Documents, the Certificate of Amendment or the Certificate of Designation, except to the extent that it is finally judicially determined that any losses, claims, damages, liabilities or expenses incurred by the Company result solely from the gross negligence or bad faith of, or knowing breach of this Agreement, the other Transaction Documents, the Certificate of Amendment or the Certificate of Designation by, the Purchasers. Promptly after receipt by the Purchasers or any affiliate, partners, directors, agents, employees and controlling persons, as the case may be, of notice of any claim or other commencement of any action in respect of which indemnity may be sought, such party will notify the Company in writing of the receipt or commencement thereof and the Company shall have the right to assume the defense of such claim or action (including the employment of counsel reasonably satisfactory to the indemnified parties and the payment of fees and expenses of such counsel). The indemnified party shall cooperate with the Company and the Company's counsel in the defense of such claim or action. The Purchasers understand that the Company shall not in connection with any one such claim or action or separate but substantially similar related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for all of the indemnified parties unless the defense of one indemnified party is unique or separate from that of another indemnified party or one or more legal defenses are available to an indemnified party but not to other indemnified parties subject to the same claim or action. In the event the Company does not promptly assume the defense of a claim or action, the indemnified parties shall have the right to employ counsel reasonably satisfactory to the Company, at the Company's expense, to defend such claim or action. The indemnified party shall not admit any liability with respect to the claim or action or settle, compromise, pay or discharge the same without the prior written consent of the Company so long as the Company is reasonably contesting or defending the same in good faith. The Company shall not compromise, settle or discharge any claim or action without the Purchasers' consent, as applicable, which consent will not be unreasonably withheld, unless there is no finding or admission of any violation of any law against the indemnified party and the sole relief is monetary damages paid in full by the Company. The provisions of this Section 3.11 shall survive any termination or completion of the Transaction Documents.

3.12 Subsequent Sales and Registrations. (a) Until such time as all of the Convertible Securities have been converted into Common Stock or have been redeemed pursuant to the Debentures or the Certificate of Designation, the Company shall not, directly or indirectly, without the prior written consent of the Purchasers, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant of any option to purchase or other disposition) any of its or its Affiliates' equity or equity-equivalent securities or any instrument that permits the holder thereof to acquire Common Stock, except (i) the granting of options or warrants to employees, officers and directors, and the issuance of shares upon exercise of options granted, under any stock option plan heretofore or hereinafter duly adopted by the Company,
(ii) shares issued upon exercise of any currently outstanding warrants disclosed in Schedule 2.1(c)(i), and (iii) shares of Common Stock issued upon conversion of the Convertible Securities or upon exercise of the Warrants.

(b) Other than Underlying Shares, Warrant Shares and other "Registrable Securities" (as defined in the Registration Rights Agreement) to be registered in accordance with the Registration Rights Agreement, the Company shall not, for a period of not less than 90 Trading Days (as defined in the Debentures) after the dates that any registration statement relating to the Securities is declared effective by the Commission, without the prior written consent of the Purchasers, (i) register for resale any securities of the Company, except as set forth on Schedule 2.1(s), or (ii) issue or sell any of its or any of its Affiliates' equity or equity-equivalent securities except for (A) securities issued upon the exercise or conversion of the securities set forth on Schedule 2.1(c)(i) or (B) securities sold pursuant to the Company's employee benefit plans. Any days that any Purchaser is unable to sell Underlying Shares or Warrant Shares under the Registration Statement shall be added to such 90 Trading Day period for the purposes of (i) and (ii) above.

3.13 Proxy Statement. The Company shall provide each shareholder entitled to vote at the next meeting of shareholders of the Company, which meeting shall occur on or before July 15, 2000, a proxy statement, which has been previously reviewed by the Purchasers and counsel of their choice, soliciting each such shareholder's affirmative vote at such shareholder meeting for approval of the Company's issuance of all of the Securities as described in this Agreement and the authorization and adoption by the shareholders of the Certificate of Amendment and the Certificate of Designation, including the Preferred Stock described therein (such affirmative vote being referred to as the "Shareholder Approval"), and the Company shall use its best efforts to (i) solicit the Shareholder Approval, including hiring a proxy solicitation firm, and (ii) cause the Board of Directors of the Company to recommend to the shareholders that they approve such proposals.

3.14 Filing of Certificate of Amendment and Certificate of Designation. Not later than the third Business Day following receipt of Shareholder Approval, the Company shall file the Certificate of Amendment and the Certificate of Designation with the Nevada Secretary of State and shall consummate the Company Exchange (as defined in the Debentures) in accordance with the terms of the Debentures.

3.15 Filing of Form 8-K. On or before the first Business Day following each Closing Date, the Company shall file a Form 8-K with the Commission describing the terms of the transactions contemplated by the Transaction Documents and consummated at the applicable Closing, in the form required by the Exchange Act.

3.16 Incorporation of the Debentures and the Certificate of Designation By Reference. The Debentures and, upon the filing thereof with the Nevada Secretary of State, the Certificate of Designation, are hereby incorporated herein by reference and made a part hereof.

                                   ARTICLE IV

                                   CONDITIONS

      4.1 Conditions Precedent to Sale of the Initial Securities

(a) Conditions Precedent to the Obligation of the Company to Sell the Initial Securities. The obligation of the Company to sell the Initial Securities hereunder is subject to the satisfaction or waiver by the Company, at or before the Initial Closing, of each of the following conditions:

                        (i) Accuracy of the Purchasers' Representations and Warranties. The representations and warranties of each Purchaser shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date, as though made on and as of such date;

                        (ii) Performance by the Purchasers. Each Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Initial Closing; and

                        (iii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement or the Registration Rights Agreement.

(b) Conditions Precedent to the Obligation of the Purchasers to Purchase the Initial Securities. The obligation of each Purchaser hereunder to acquire and pay for the Initial Securities is subject to the satisfaction or waiver by such Purchaser, at or before the Initial Closing, of each of the following conditions:

                        (i) Accuracy of the Company's Representations and Warranties. The representations and warranties of the Company set forth in this Agreement and in the Registration Rights Agreement shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though made on and as of such date;

                        (ii) Performance by the Company. The Company shall have performed, satisfied and complied with in all material respects all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Initial Closing;

                        (iii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document;

                        (iv) Adverse Changes. Since the date of the financial statements included in the SB-2, no event which had a Material Adverse Effect and no material adverse change in the financial condition of the Company shall have occurred (for purposes hereof changes in the market price of the Common Stock may be considered as a factor in determining whether there has occurred an event which has had a Material Adverse Effect or whether a material adverse change has occurred);

                        (v) No Suspensions of Trading in Common Stock. The trading in the Common Stock shall not have been suspended by the Commission or on OTC Bulletin Board, which suspension shall remain in effect;

                        (vi) Legal Opinion. The Company shall have delivered to the Purchasers the opinion of Evers & Hendrickson LLP, outside counsel to the Company, in substantially the form annexed hereto as Exhibit F;

                        (vii) Required Approvals. All Required Approvals shall have been obtained;

                        (viii) Shares of Common Stock. On or prior to the Initial Closing Date, the Company shall have duly reserved the number of Underlying Shares and Warrant Shares required by the Transaction Documents to be reserved for issuance upon conversion of the Convertible Securities and upon exercise of the Warrants;

                        (ix) Delivery of Stock Certificates, Debentures and Warrant Certificates. The Company shall have delivered to each Purchaser or such Purchaser's designee, (i) stock certificates representing the Initial Shares, registered in the name of such Purchaser, each in form satisfactory to such Purchaser, (ii) the Debentures representing the Initial Debentures, registered in the name of such Purchaser, each in form satisfactory to the Purchaser, and (iii) warrant certificate(s) representing the Initial Warrants, registered in the name of such Purchaser, in form satisfactory to the Purchaser;

                        (x) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement;

                        (xi) Transfer Agent Instructions. The Irrevocable Transfer Agent Instructions, in the form of Exhibit E annexed hereto, shall have been delivered to and acknowledged in writing by the Company's transfer agent; and

                        (xii) Officer's Certificate. On the Initial Closing Date the Company shall deliver to the Purchasers an Officer's Certificate dated the Initial Closing Date and signed by an executive officer of the Company confirming the accuracy of the Company's representations, warranties and covenants as of the Initial Closing Date and confirming the compliance by the Company with the conditions precedent set forth in this Section 4.1 as of the Initial Closing Date.

4.2 Conditions Precedent to the Obligation of the Purchasers to Purchase the Additional Securities. The obligation of each Purchaser hereunder to acquire and pay for the Additional Securities is subject to the satisfaction or waiver by each Purchaser, at or before the Subsequent Closing, of each of the following conditions:

                        (a) Initial Closing. The Initial Closing shall have occurred.

                        (b) Accuracy of the Company's Representations and Warranties. The representations and warranties of the Company contained herein and in the Registration Rights Agreement shall be true and correct as of the date when made and as of the Subsequent Closing Date, as though made on and as of such date, except where the event causing such representation or warranty to be untrue or incorrect would not result in a Material Adverse Effect;

                        (c) Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the other Transactions Documents to be performed, satisfied or complied with by the Company at or prior to the Subsequent Closing Date;

                        (d) Registration Statement. The Registration Statement with respect to the Underlying Shares issuable on conversion of all Convertible Securities and with respect to the Warrant Shares issuable upon exercise of all Warrants shall have been declared effective under the Securities Act by the Commission, in a timely manner in accordance with the Registration Rights Agreement; and such Registration Statement shall be effective, not subject to any stop order and not be subject to any suspension pursuant to Section 3(d) of the Registration Rights Agreement, and no stop order shall be pending or threatened as of the Subsequent Closing Date;

                        (e) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement and the other Transaction Documents relating to the issuance, conversion or exercise of any of the Securities;

                        (f) Litigation; Proceedings. No action, suit, notice of violation, proceeding or investigation shall have been instituted or threatened against the Company which could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

                        (g) No Suspensions of Trading in Common Stock. The trading in the Common Stock, at all times since the Initial Closing Date, shall not have been suspended by the Commission or on OTC Bulletin Board, which suspension shall remain in effect;

                        (h) Required Approvals. All Required Approvals shall have been obtained;

                        (i) Shares of Common Stock. On the Subsequent Closing Date the Company shall have duly reserved the number of Underlying Shares and Warrant Shares required by this Agreement to be reserved for issuance upon conversion or exercise of any Additional Securities, as applicable;

                        (j) Delivery of Securities. The Company shall have delivered to each Purchaser or such Purchaser's designee the Additional Securities, registered in the name of such Purchaser, and in form satisfactory to such Purchaser; and

                        (k) Performance of Conversion Obligations. The Company shall have delivered Underlying Shares upon conversion of the Convertible Securities and otherwise performed its obligations in accordance with the terms, conditions and timing requirements of the Convertible Securities.

                                    ARTICLE V

                                  MISCELLANEOUS

5.1 Fees and Expenses. (a) The Company shall pay the reasonable legal fees and expenses of Stroock & Stroock & Lavan LLP, counsel for the Purchasers, incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents. The Company shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by the Company incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of the Securities pursuant to the Transaction Documents.

(b) The Company shall pay to Union Atlantic LC and Continental Capital & Equity Corporation (the "Finders") as a commission in connection with the transactions contemplated hereby, a fee payable in United States dollars in immediately available funds by wire transfer to an account designated in writing by the Finders for such purpose equal to 8% of the aggregate purchase price of securities sold at such Closing (6.5% to Union Atlantic LC and 1.5% to Continental Capital & Equity Corporation). In addition, Union Atlantic LC will receive 100,000 Warrants in connection with the transactions contemplated hereby. The Finders are intended third-party beneficiaries of this
Section 5.1(b).

5.2 Entire Agreement; Amendments. This Agreement, together with the Exhibits and Schedules hereto, the other Transaction Documents and, when filed with the Nevada Secretary of State, the Amended Articles and Certificate of Designation, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

5.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., New York City time, on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice later than 5:00 p.m., New York City time, on any date and earlier than 11:59 p.m., New York City time, on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be with respect to each Purchaser at its address set forth under its name on
Schedule 1 attached hereto, or with respect to the Company, addressed to:

                  World Wide Wireless Communications Inc.
                  520 Third Street, Suite 101
                  Oakland, California  94607
                  Attention: Douglas P. Haffer
                  Telephone No.: (510) 839-6100
                  Facsimile No.: (510) 839-7088

or to such other address or addresses or facsimile number or numbers as any such party may most recently have designated in writing to the other parties hereto by such notice. Copies of notices to any Purchaser shall be sent to Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, Attention:
James R. Tanenbaum, Esq., Telephone No.: (212) 806-5400, Facsimile No.: (212) 806-6006. Copies of notices to the Company shall be sent to Evers & Hendrickson, LLP, 155 Montgomery, 12th Floor, San Francisco, California 94104, Attention:
William D. Evers, Esq., Telephone No.: (415) 772-8100, Facsimile No.: (415) 772-8101.

5.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by both the Company and the Purchasers; or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. Notwithstanding the foregoing, no such amendment shall be effective to the extent that it applies to less than all of the holders of the Securities outstanding. The Company shall not offer or pay any consideration to a Purchaser for consenting to such an amendment or waiver unless the same consideration is offered to each Purchaser and the same consideration is paid to each Purchaser which consents to such amendment or waiver.

5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each of the Purchasers. The Purchasers may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company, except that any assignee must make the representations and warranties set forth in Section 2.2 and otherwise comply with the terms of this Agreement otherwise applicable to its assignor. This provision shall not limit a Purchaser's right to transfer securities or transfer or assign rights under the Registration Rights Agreement.

5.7 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.8 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

5.9 Survival. The agreements, covenants, representations, warranties and provisions contained in this Agreement shall survive the delivery of the Securities pursuant to this Agreement and each Closing hereunder and any conversion of the Convertible Securities or exercise of the Warrants.

5.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

5.11 Publicity. The Company and each Purchaser shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and neither party shall issue any such press release or otherwise make any such public statement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. The Company shall not publicly or otherwise disclose the names of any of the Purchasers without each such Purchaser's prior written consent unless otherwise required by law, in which case the Company shall inform such Purchaser of such disclosure in writing prior to making such disclosure.

5.12 Consent to Jurisdiction; Attorneys' Fees (a) The Company (including, but not limited to, its affiliates, subsidiaries, officers, directors and controlling persons) and each Purchaser hereby (i) irrevocably submits to the exclusive jurisdiction of any New York State court or Federal court sitting in the Borough of Manhattan, The City of New York in any action related to, connected with or arising out of, in whole or in part, the Transaction Documents, including, but not limited to, transactions in the securities of the Company subsequent to the purchase by such Purchaser or Persons claimed to be affiliated with such Purchaser, (ii) agrees that all claims in such action shall be decided in such court, (iii) waives, to the fullest extent it may effectively do so, the defense of inconvenient forum and (iv) consents to the service of process by certified mail, return receipt requested. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

(b) In connection with any dispute between the Company and any Purchaser, related to, connected with or arising out of, in whole or in part, the Transaction Documents including, but not limited to, transactions in the securities of the Company subsequent to the purchase, by a Purchaser or Persons claimed to be affiliated to a Purchaser, the prevailing party shall be awarded all reasonable attorneys' fees and expenses incurred by it. In that connection fees and expenses actually paid by a party in connection with the litigation of any dispute shall be deemed presumably reasonable.

(c) In the event that any Purchaser or any Person claimed to be affiliated or associated with such Purchaser becomes involved in any capacity in any action, proceeding or investigation brought by or against any Person, including shareholders of the Company, in connection with or as a result of any matter referred to in the Transaction Documents, the Company will promptly reimburse such Purchaser and/or those claimed to be affiliated or associated with such Purchaser for its legal fees and expenses and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as those fees and expenses are incurred; provided, however, that if at the conclusion of such action, proceeding or investigation it shall be finally judicially determined by a court of competent jurisdiction that indemnity for such fees and expenses is contrary to law, or that such Purchaser is not the prevailing party then in that event, such Purchaser and/or any other Person having received such advances of fees and expenses shall promptly reimburse the Company in full for the sums advanced.

      (d) The provisions of this Section 5.12 shall survive any termination or completion of the Transaction Documents.

5.13 Waiver of Jury Trial (a) The parties hereto each waive their respective rights to a trial by jury of any claim or cause of action based upon or arising out of or related to the Transaction Documents, or the transactions contemplated by the Transaction Documents, in any action, proceeding or other litigation of any type brought by any of the parties against any other party or parties, whether with respect to contract claims, tort claims, or otherwise. The parties hereto each agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the parties further agree that their respective right to a trial by jury is waived by operation of this Section 5.13 as to any action, counterclaim or other proceeding which seeks, in whole or in part, to challenge the validity or enforceability of any of the Transaction Documents or any provision hereof or thereof. The waiver shall apply to any subsequent amendments, renewals, supplements or modifications to any of the Transaction Documents.

      (b) The provisions of this Section 5.13 shall survive any termination or completion of the Transaction Documents.

5.14 Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable in any respect, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchasers will be entitled to specific performance of the obligations of the Company under the Transaction Documents and injunctive relief. Each of the Company and the Purchasers (severally and not jointly) agree that monetary damages would not be adequate compensation for any loss incurred by reason of any breach of its obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation or injunctive relief the defense that a remedy at law would be adequate.

5.16 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser hereunder is several and not joint with the obligations of the other Purchasers hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. Nothing contained herein or in any other agreement or document delivered at any Closing, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

                                    WORLD WIDE WIRELESS
                                    COMMUNICATIONS, INC.

                                    By:    /s/ Douglas P. Haffer
                                         -------------------------------------
                                         Name: Douglas P. Haffer
                                         Title: President


                                    ESQUIRE TRADING & FINANCE, INC.

                                    By:    /s/ Roland Wineger
                                         -------------------------------------
                                         Name: Roland Wineger
                                         Title: Director


                                    AMRO INTERNATIONAL, S.A.

                                    By:    /s/ H. U. Bachofer
                                         -------------------------------------
                                         Name: H. U. Bachofer
                                         Title: Director


                                    CELESTE TRUST REG.

                                    By:    /s/ Thomas Hackl
                                         -------------------------------------
                                         Name: Thomas Hackl
                                         Title: Representative


                                    THE ENDEAVOR CAPITAL FUND, S.A.

                                    By:  Endeavor Management, Inc.

                                    By:  /s/ Shmuli Margulies
                                         -------------------------------------
                                         Name: Shmuli Margulies
                                         Title: Director

                                    THE KESHET FUND, L.P.

                                    By:         /s/ David Grin
                                         -------------------------------------
                                         Name: David Grin
                                         Title:


                                    KESHET, L.P.

                                    By:         /s/ David Grin
                                         -------------------------------------
                                         Name: David Grin
                                         Title:


                                    NESHER, LTD.

                                    By:         /s/ J. D. Clarke
                                         -------------------------------------
                                         Name: J. D. Clarke
                                         Title: Director

                                   Schedule 1

                                                                 Purchasers
                                                                 ----------

                                                          Number of     Principal Amount                             Portion of
                                                          Initial          of Initial           Number of        Initial Purchase
 Name of Purchaser      Address of Purchaser              Shares           Debentures        Initial Warrants          Price
 -----------------      --------------------              --------         -----------       ----------------    ----------------
Esquire Trading &     Schutzengelstrasse 36                140,000           $420,000             525,000              $700,000
Finance Inc.          Baar, Switzerland CH6342
                      Fax No.: 041-7601031

Amro International    c/o Ultra Finance Ltd.               300,000           $900,000           1,125,000            $1,500,000
S.A.                  Grossmuenster Platz 26,
                      P.O. Box 4401 Zurich, Switzerland
                      CH8022

Celeste Trust Reg.    c/o                                  120,000           $360,000             450,000              $600,000
                      Trevisa-Treuhand-Ansalt
                      Landstrassse 8
                      9496 Furstentums
                      Balzers, Liechtenstien

The Endeavor          14/14 Divrea Chaim                   150,000         $1,200,000           1,125,000            $1,500,000
Capital Fund, S.A.    Street
                      Jerusalem 94479, Israel

                      Fax No.:
                      011-972-2-5824443

Nesher, Ltd.          c/o Ragnall House                     10,000            $80,000              75,000              $100,000
                      18 Peel Road
                      Douglas, Isle of Man
                      1M1 4L2, United Kingdom

Keshet, L.P.          Seameadow House                       25,000           $200,000             187,500              $250,000
                      BlackBurn Highway
                      P.O. Box 173
                      Road Town, Tortola
                      British Virgin Islands

The Keshet Fund,      c/o KCM, LLC                          15,000           $120,000             112,500              $150,000
L.P.                  135 W. 50th Street
                      Suite 1700
                      New York, NY  10020

       Total:                                              760,000         $3.280,000           3,600,000            $4,800,000
                                                           =======         ==========           =========            ==========

                                   Schedule 2

                                                                   Purchasers

                                                          Number of      Principal Amount                            Portion of
                                                          Additional   or Stated Value of        Number of       Additional Purchase
Name of Purchaser      Address of Purchaser               Shares           Additional       Additional Warrants         Price
-----------------      --------------------               ----------   ------------------   -------------------  ------------------
                                                                      Convertible Securities,
                                                                           as applicable
                                                                           -------------
Esquire Trading &     Schutzengelstrasse 36                 56,000           $168,000             210,000              $280,000
Finance Inc.          Baar, Switzerland CH6342
                      Fax No.: 041-7601031

Amro International    c/o Ultra Finance Ltd.               120,000           $360,000             450,000              $600,000
S.A.                  Grossmuenster Platz 26,
                      P.O. Box 4401 Zurich, Switzerland
                      CH8022

Celeste Trust Reg.    c/o                                   48,000           $144,000             180,000              $240,000
                      Trevisa-Treuhand-Ansalt
                      Landstrassse 8
                      9496 Furstentums
                      Balzers, Liechtenstien

The Endeavor          14/14 Divrea Chaim                    60,000           $480,000             450,000              $600,000
Capital Fund, S.A.    Street
                      Jerusalem 94479, Israel

                      Fax No.:
                      011-972-2-5824443

Nesher, Ltd.          c/o Ragnall House                      4,000            $32,000              30,000               $40,000
                      18 Peel Road
                      Douglas, Isle of Man
                      1M1 4L2, United Kingdom

Keshet, L.P.          Seameadow House                       10,000            $80,000              75,000              $100,000
                      BlackBurn Highway
                      P.O. Box 173
                      Road Town, Tortola
                      British Virgin Islands

The Keshet Fund,      c/o KCM, LLC                           6,000            $48,000              45,000               $60,000
L.P.                  135 W. 50th Street
                      Suite 1700
                      New York, NY  10020

       Total:                                              304,000         $1.312,000           1,440,000            $1,920,000
                                                           =======         ==========           =========            ==========

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

                    WORLD WIDE WIRELESS COMMUNICATIONS, INC.
                      (Incorporated in the State of Nevada)

                        4% CONVERTIBLE DEBENTURE DUE 2005

No. CD-__                                   Principal Amount U.S. $_____________
                                            Original Issue Date: April 14, 2000

FOR VALUE RECEIVED, World Wide Wireless Communications, Inc., a corporation duly incorporated and existing under the laws of the State of Nevada (the "Company"), hereby promises to pay to the order of ______________________, or registered assigns (hereinafter, the "Holder"), the principal sum of ______________________ United States Dollars ($________________) on April 14, 2005 (the "Maturity Date"), subject to earlier conversion, redemption or exchange as provided herein. The Debentures will be convertible into shares of common stock, par value $.001 per share, of the Company ("Common Stock") on the terms and subject to the conditions hereinafter set forth at any time after the date hereof. Interest shall be paid on the unpaid principal balance of this Debenture at the rate of 4% per annum from the date hereof, payable, in the manner set forth below, upon conversion, redemption or maturity of this Debenture to the person that is the Holder on the date of such event. Interest hereon shall be calculated on the basis of a 360 day year and the actual number of days elapsed.

1. General. (a) This Debenture is one of a duly authorized issue of Debentures of the Company in original aggregate principal amount of $4,592,000 designated as its 4% Convertible Debentures due 2005 (herein called the "Debentures"), issued pursuant to the authorization of the Board of Directors of the Company and issued pursuant to a Securities Purchase Agreement, dated April 14, 2000, by and among the Company and the Purchasers identified therein (the "Securities Purchase Agreement"). The Securities Purchase Agreement contains certain additional terms that are binding upon the Company and each holder of the Debentures.

(b) The Debentures are issuable, without coupons, in principal denominations of U.S. $1,000 and integral multiples thereof. The Debentures, and transfers thereof, shall be in registered form. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon.

2. Principal. The Aggregate Principal Amount (as defined in Section 7) of this Debenture shall be converted into shares of Common Stock on the Maturity Date in accordance with the terms hereof. The Company may not prepay all or any portion of this Debenture, except as specifically provided herein.

3. Interest. Each Debenture shall be entitled to receive interest at the rate of 4.0% per annum, compounded semi-annually, on the Aggregate Principal Amount thereof. Such interest shall be due and payable upon conversion, redemption or maturity of this Debenture. Interest shall accrue from the Original Issue Date (as defined herein), whether or not earned or declared, until maturity or such time as the Debenture has been converted, exchanged or redeemed as herein provided. Interest is payable on the Debentures on the last day of June and December of each year by increasing the Aggregate Principal Amount of the Debentures by the amount of such interest. Such increase in the Aggregate Principal Amount shall constitute full payment of such interest. When any interest is added to the Aggregate Principal Amount, such interest shall, for all purposes of this Debenture, be deemed to be part of the Aggregate Principal Amount for purposes of determining interest thereafter payable hereunder and amounts thereafter convertible into Common Stock hereunder, and all references herein to the Aggregate Principal Amount shall mean the Aggregate Principal Amount, as adjusted pursuant to this Section 3. The interest so payable will be paid to the person in whose name the Debenture (or one or more predecessor debentures) is registered on the records of the Company regarding registration and transfers of the Debentures; provided, however, that the Company's obligation to a transferee of a Debenture arises only if such transfer, sale or other disposition is made in accordance with the terms and conditions hereof and the Securities Purchase Agreement.

4. Conversion at the Option of the Holder. (a) (i) The Debentures shall be convertible into shares of Common Stock (subject to Section 4(a)(ii)) at the Conversion Ratio (as defined in Section 7) at the option of the holder of the Debentures in whole or in part at any time. If any Debentures remain outstanding on the Maturity Date, then all such Debentures shall be converted at the Conversion Ratio as of such date in accordance with this Section 4. To convert Debentures into shares of Common Stock on any date, the Holder hereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., Eastern time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit 1 (the "Conversion Notice") to the Company with a copy thereof to the Company's designated transfer agent (the "Transfer Agent") and (B) if required by Section 4(b)(iv), surrender to a common carrier for delivery to the Transfer Agent as soon as practicable following such date the original Debentures representing the Debentures being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "Debenture Certificates"). Each Conversion Notice shall specify the Aggregate Principal Amount of Debentures to be converted. The date as of which such conversion is to be effected shall be the date the Holder delivers such Conversion Notice by facsimile (the "Conversion Date")(if such date is not a Business Day, then the Conversion Date will be the next following Business Day). Subject to Section 4(b) hereof, each Conversion Notice, once given, shall be irrevocable. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall (1) as soon as practicable, but in no event later than within one (1) Business Day, send, via facsimile, a confirmation of receipt of such Conversion Notice to such Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein and (2) on or before the second (2nd) Trading Day following the date of receipt by the Company of such Conversion Notice (the "Delivery Date"),
(A) issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled, or (B) provided the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system. If the Aggregate Principal Amount of Debentures represented by the Debenture Certificate(s) submitted for conversion, as may be required pursuant to Section 4(b)(iv), is greater than the Aggregate Principal Amount of Debentures being converted, then the Company shall, as soon as practicable and in no event later than the Delivery Date and at its own expense, issue and deliver to the Holder a new Debenture Certificate representing the Aggregate Principal Amount of Debentures not converted.

            (ii) In no event shall a Holder be permitted to convert in excess of such Aggregate Principal Amount of Debentures upon the conversion of which, (x) the number of shares of Common Stock owned by such Holder (other than shares of Common Stock issuable upon conversion of Debentures or upon exercise of the Warrants (as defined in the Securities Purchase Agreement)) plus (y) the number of shares of Common Stock issuable upon such conversion of such Debentures, would be equal to or exceed (z) 9.999% of the number of shares of Common Stock then issued and outstanding, including shares issuable on conversion of the Debentures held by such Holder after application of this Section 4(a)(ii). As used herein, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. To the extent that the limitation contained in this Section 4(a)(ii) applies, the determination of whether Debentures are convertible (in relation to other securities owned by a Holder) and of which Debentures are convertible shall be in the sole discretion of such Holder, and the submission of Debentures for conversion shall be deemed to be such Holder's determination of whether such Debentures are convertible (in relation to other securities owned by a Holder) and of which Debentures are convertible, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. Nothing contained herein shall be deemed to restrict the right of a Holder to convert such Debentures at such time as such conversion will not violate the provisions of this paragraph. The provisions of this Section 4(a)(ii) may be waived by a Holder of Debentures as to itself (and solely as to itself) upon not less than 75 days prior notice to the Company, and the provisions of this
      Section 4(a)(ii) shall continue to apply until such 75th day (or later, if stated in the notice of waiver). No conversion in violation of this paragraph but otherwise in accordance with this Debenture shall affect the status of the securities issued upon such conversion as validly issued, fully-paid and nonassessable.

      (b) (i) Not later than any Delivery Date, the Company will deliver to the applicable Holder by express courier (A) a certificate or certificates which shall be free of restrictive legends and trading restrictions (other than those required by Section 3.1(b) of the Securities Purchase Agreement) representing the number of shares of Common Stock being acquired upon the conversion of Debentures (subject to reduction pursuant to Section 4(a)(ii)) and (B) to the extent required pursuant to Section 4(b)(iv), a new Debenture Certificate representing the unconverted Aggregate Principal Amount. If in the case of any Conversion Notice such new Debenture or Debentures are not delivered to or as directed by the applicable Holder by the fifth (5th) Trading Day after the applicable Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such Debenture or Debentures thereafter, to rescind such conversion, whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation, except that any amounts described in Sections 4(b)(ii) and (iii) shall be payable through the date notice of rescission is given to the Company.

            (ii) The Company understands that a delay in the delivery of the shares of Common Stock upon conversion of Debentures and failure to deliver a new Debenture representing the unconverted Aggregate Principal Amount beyond the Delivery Date could result in economic loss to the Holder. If the Company fails to deliver to the Holder such certificate or certificates pursuant to this Section hereunder by the Delivery Date for any reason, other than due to the action of the Holder, the Company shall pay to such Holder, in cash, an amount per Trading Day for each Trading Day the earlier of the date such certificates are delivered or the date the conversion is rescinded pursuant to Section 4(b)(i) above, together with interest on such amount at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full, equal to (i) 1% of the Aggregate Principal Amount of the Debentures, plus the accrued and unpaid interest thereon, requested to be converted for the first five Trading Days after the Delivery Date and (ii) 2% of the Aggregate Principal Amount of the Debentures, plus the accrued and unpaid interest thereon, requested to be converted for each Trading Day thereafter (which amounts shall be paid as liquidated damages and not as a penalty). If the Company fails to deliver to the Holder such certificate or certificates pursuant to this Section prior to the 15th Trading Day after the Conversion Date, the Company shall, at the Holder's option, redeem in cash, from funds legally available therefor at the time of such redemption, all or a portion of the Aggregate Principal Amount of Debentures then held by such Holder, plus the accrued and unpaid interest thereon, as requested by such Holder, in cash. The redemption price shall be equal to the Aggregate Principal Amount of Debentures requested to be redeemed, plus accrued and unpaid interest thereon, multiplied by the greater of (A) 125% or (B) the applicable Conversion Ratio as of the date of such redemption multiplied by the greatest Per Share Market Value on any Trading Day during the period beginning on the Conversion Date and ending on the date of payment in full by the Company of such redemption price. If the Holder has requested that the Company redeem Debentures pursuant to this Section and the Company fails for any reason to pay the redemption price, as calculated pursuant to the immediately preceding sentence, within seven days after such notice is deemed delivered pursuant to Section 4(a)(i), the

      Company will pay interest on the redemption price at a rate of 15% per annum, in cash to such Holder, accruing from such seventh day until the redemption price and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). Nothing herein shall limit a Holder's right to pursue actual damages for the Company's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein (including, without limitation, damages relating to any purchase of shares of Common Stock by such Holder to make delivery on a sale effected in anticipation of receiving certificates representing shares of Common Stock upon conversion, such damages to be in an amount equal to (A) the aggregate amount paid by such Holder for the shares of Common Stock so purchased minus (B) the aggregate amount of net proceeds, if any, received by such Holder from the sale of the shares of Common Stock which would have been issued by the Company pursuant to such conversion), and such Holder shall have the right to pursue all remedies available to it at law or in equity (including, without limitation, a decree of specific performance and/or injunctive relief).

            (iii) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the Delivery Date and if after the Delivery Date the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall immediately pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (A) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (B) the Aggregate Principal Amount of the Debentures for which such conversion was not timely honored, together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of $10,000 Aggregate Principal Amount of Debentures, the Company shall be required to pay the Holder $1,000, plus interest. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.

            (iv) Notwithstanding anything to the contrary set forth herein, upon conversion of Debentures in accordance with the terms hereof, the Holder thereof shall not be required to physically surrender the certificate representing the Debentures to the Company unless the entire Aggregate Principal Amount of Debentures represented by the certificate are being converted. The Holder and the Company shall maintain records showing the Aggregate Principal Amount of Debentures so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of the certificate representing the Debentures upon each such conversion. In the event of any dispute or discrepancy, such records of the Company shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if Debentures represented by a certificate are converted as aforesaid, the Holder may not transfer the certificate representing the Debentures unless the Holder first physically surrenders the certificate representing the Debentures to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new certificate of like tenor, registered as the Holder may request, representing in the aggregate the remaining Aggregate Principal Amount of Debentures represented by such certificate.

      (c) (i) The conversion price for the Debentures (the "Conversion Price") in effect on any Conversion Date shall be the lesser of (A) an amount equal to 110% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately preceding the Original Issue Date (the "Fixed Conversion Price") and (B) an amount equal to 85% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately prior to the Conversion Date; provided, however, that, in any Conversion Notice, a Holder may specify a Conversion Price higher than the Conversion Price then in effect; provided further that, if during any period (a "Black-out Period"), a Holder is unable to trade any Common Stock issued or issuable upon conversion of Debentures immediately due to the postponement of filing or delay or suspension of effectiveness of a registration statement or because the Company has otherwise informed such Holder that an existing prospectus cannot be used at that time in the sale or transfer of such Common Stock, such Holder shall have the option but not the obligation on any Conversion Date within ten Trading Days following the expiration of the Black-out Period of using the Conversion Price applicable on such Conversion Date or any Conversion Price selected by such Holder that would have been applicable had such Conversion Date been at any earlier time during the Black-out Period or within the ten Trading Days thereafter; provided further, that in no event shall the Conversion Price be below the Floor Price. "Floor Price" shall mean $2.00 for the period beginning on the Original Issue Date and ending on the six month anniversary of the Original Issue Date, $1.27 for the period beginning on the six month anniversary of the Original Issue Date and ending on the eighteen month anniversary of the Original Issue Date, and zero thereafter. Notwithstanding the foregoing, if the Company's revenues for the fiscal year ending December 31, 2000, as shown in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2000, are less than $13.5 million, then from and after the first anniversary of the Original Issue Date the Floor Price shall be zero.

            (ii) If the Company, at any time while any Debentures are outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity security payable in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, the Fixed Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 4(c)(ii) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

            (iii) If the Company, at any time while Debentures are outstanding, shall sell or issue additional shares of Common Stock or rights or warrants to acquire shares of Common Stock at a price per share less than the Fixed Conversion Price, excluding any rights of the holder of the Debentures or the holders of the Warrants issued pursuant to the Securities Purchase Agreement to acquire Common Stock, the Fixed Conversion Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such shares, rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such shares, rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such Fixed Conversion Price. Such adjustment shall be made whenever such shares, rights or warrants are issued, and shall become effective immediately after the issuance of such shares, rights or warrants or, if such rights or warrants are issued to stockholders of the Company, the record date for the determination of stockholders entitled to receive such rights or warrants. However, upon the expiration of any right or warrant to purchase Common Stock the issuance of which resulted in an adjustment in the Fixed Conversion Price pursuant to this Section 4(c)(iii), if any such right or warrant shall expire and shall not have been exercised, the Fixed Conversion Price shall immediately upon such expiration be re-computed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Fixed Conversion Price made pursuant to the provisions of this Section 4 after the issuance of such rights or warrants) had the adjustment of the Fixed Conversion Price made upon the issuance of such rights or warrants been made on the basis of offering for subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such rights or warrants actually exercised.

            (iv) If the Company, at any time while Debentures are outstanding, shall distribute to all holders of Common Stock (and not to holders of Debentures) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 4(c)(ii) and (iii) above), then in each such case the Fixed Conversion Price shall be multiplied by a fraction of which the denominator shall be the Per Share Market Value determined as of the record date fixed for determination of stockholders entitled to receive such distribution, and of which the numerator shall be such Per Share Market Value on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith; provided, however, that in the event of a distribution exceeding ten percent of the net assets of the Company, such fair market value shall be determined by an Independent Appraiser (as defined below) selected in good faith by the holders of a majority in interest of the Aggregate Principal Amount of Debentures then outstanding; and provided, further, that the Company, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in good faith, in which case the fair market value shall be equal to the average of the determinations by each such Independent Appraiser. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

            (v) If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Fixed Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Fixed Conversion Price in effect immediately prior to such combination will be proportionately increased.

            (vi) If the Company in any manner issues or sells Convertible Securities or Options that are convertible into or exchangeable for Common Stock at a price which varies or may vary with the market price of the Common Stock, including by way of one or more reset(s) to a fixed price (each of the formulations for such variable price being herein referred to as, a "Variable Price"), and such Variable Price is not calculated using the same formula used to calculate the Conversion Price in effect immediately prior to the time of such issue or sale, the Company shall provide written notice thereof via facsimile and overnight courier to each holder of Debentures ("Variable Notice") on the date of issuance of such Convertible Securities or Options. If a holder of Debentures then outstanding provides written notice to the Company via facsimile and overnight courier (the "Variable Price Election Notice") within 10 Business Days of receiving a Variable Notice that such holder desires to replace Fixed the Conversion Price then in effect with the Variable Price described in such Variable Notice, then, from and after the date of the Company's receipt of the Variable Price Election Notice, the Fixed Conversion Price will automatically be replaced with the Variable Price for the Debentures held by such holder. In the event that a holder of Debentures delivers a Conversion Notice after the Company's issuance of Convertible Securities with a Variable Price but before such holder's receipt of the Company's Variable Notice, then such holder shall have the option by written notice to the Company to rescind such Conversion Notice or to have the Conversion Price be equal to such Variable Price for the conversion effected by such Conversion Notice. As used herein, (A) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exchangeable for Common Stock and (B) "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

            (vii) All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

            (viii) Whenever the Fixed Conversion Price is adjusted pursuant to
      Section 4(c)(ii), (iii) (iv), (v) or (vi) (for purposes of this Section 4(c)(viii), each an "adjustment"), the Company shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Conversion Price after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to each Holder promptly after each adjustment. Any dispute between the Company and the Holders with respect to the matters set forth in such certificate may at the option of the Holders be submitted to one of the national accounting firms currently known as the "big five" selected by the holders of a majority in interest of the Aggregate Principal Amount of Debentures then outstanding, provided that the Company shall have ten days after receipt of notice from such Holders of their selection of such firm to object thereto, in which case the holders of a majority in interest of the Aggregate Principal Amount of Debentures then outstanding shall select another such firm and the Company shall have no such right of objection. The firm selected by the holders of a majority in interest of the Aggregate Principal Amount of Debentures then outstanding as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Company and the Holders within thirty days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The fees and expenses of such accounting firm shall be paid by the Company.

            (ix) In case the Company after the Original Issue Date shall do any of the following (each, a "Major Transaction") (a) consolidate with or merge into any other person and the Company shall not be the continuing or surviving person of such consolidation or merger, or (b) permit any other person to consolidate with or merge into the Company and the Company shall be the continuing or surviving person but, in connection with such consolidation or merger, any capital stock of the Company shall be changed into or exchanged for securities of any other person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other person, or (d) effect a capital reorganization or reclassification of its capital stock, the holders of the Debentures then outstanding shall have the right thereafter to convert such shares only into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such Major Transaction, and the holders of the Debentures shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which such Debentures could have been converted immediately prior to such Major Transaction would have been entitled; provided, however, that each Holder shall have the option to require the Company to redeem, from funds legally available therefor at the time of such redemption, such Aggregate Principal Amount of its Debentures at a price equal to the Aggregate Principal Amount of Debentures to be redeemed, plus accrued and unpaid interest thereon, multiplied by the greater of (A) 125% or (B) the applicable Conversion Ratio as of the date of such redemption multiplied by the greatest Per Share Market Value on any Trading Day during the period beginning on the date of the closing or the date of the announcement, as the case may be, of the Major Transaction triggering such redemption right and ending on the date of payment in full by the Company of such redemption price. The entire redemption price shall be paid in cash. If the Holder has requested that the Company redeem Debentures pursuant to this Section and the Company fails for any reason to pay the redemption price, as calculated pursuant to the immediately preceding sentence, within five days after such notice is deemed delivered pursuant to the preceding sentence, the Company will pay interest on the redemption price at a rate of 15% per annum, in cash to such Holder, accruing from such seventh day until the redemption price and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). The terms of any such Major Transaction shall include such terms so as to continue to give to the holder of Debentures the right to receive the securities, cash or property set forth in this Section 4(c)(ix) upon any conversion or redemption following such Major Transaction. This provision shall similarly apply to successive Major Transactions.

            (x) If:

                        A. the Company shall declare a dividend (or any other distribution) on its Common Stock; or

                        B. the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

                        C. the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

                        D. the approval of any stockholders of the Company shall be required in connection with any Major Transaction; or

                        E. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Debentures, and shall cause to be mailed to the holders of Debentures at their last addresses as they shall appear upon the stock books of the Company, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Holders are entitled to convert Debentures during the 30-day period commencing the date of such notice to the effective date of the event triggering such notice.

(d) If at any time conditions shall arise by reason of action taken by the Company which in the opinion of the Board of Directors are not adequately covered by the other provisions hereof and which might materially and adversely affect the rights of the holders of Debentures (different than or distinguished from the effect generally on rights of holders of any class of the Company's capital stock) or if at any time any such conditions are expected to arise by reason of any action contemplated by the Company, the Company shall mail a written notice briefly describing the action contemplated and the material adverse effects of such action on the rights of the holders of Debentures at least 10 calendar days prior to the effective date of such action, and an Independent Appraiser selected by the holders of majority in interest of the Debentures shall give its opinion as to the adjustment, if any (not inconsistent with the standards established in this Section 4), of the Conversion Price (including, if necessary, any adjustment as to the securities into which Debentures may thereafter be convertible) and any distribution which is or would be required to preserve without diluting the rights of the holders of Debentures. The Board of Directors shall make the adjustment recommended forthwith upon the receipt of such opinion or opinions or the taking of any such action contemplated, as the case may be; provided, however, that no such adjustment of the Conversion Price shall be made which in the opinion of the Independent Appraiser giving the aforesaid opinion would result in an increase of the Conversion Price to more than the Conversion Price then in effect.

(e) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of Debentures free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of Debentures, not less than 200% of such number of shares of Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Securities Purchase Agreement) be issuable (taking into account the adjustments of Section 4(c)) upon the conversion of all outstanding Debentures (without regard to any limitations on conversions or exercise thereof). The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and freely tradable.

(f) Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Per Share Market Value at such time. If the Company elects not, or is unable, to make such a cash payment, the

Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(g) The issuance of certificates for shares of Common Stock on conversion of Debentures shall be made without charge to the holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

(h) Debentures converted into Common Stock shall be canceled and retired by the Company.

(i) Whenever notice is required to be given under this Debenture, unless otherwise provided herein, such notice shall be given in accordance with Section
5.3 of the Securities Purchase Agreement.

(j) In the event a Holder shall elect to convert any Debentures as provided herein, the Company cannot refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, contract, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and/or adjoining conversion of all or of said Debentures shall have been issued and the Company posts a surety bond for the benefit of such Holder in the amount equal to 130% of the Aggregate Principal Amount of Debentures sought to be converted, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder in the event it obtains judgment.

5. Company Exchange. At any time or times beginning on the date of receipt of Shareholder Approval (as defined in the Securities Purchase Agreement), the Company shall have the right, in its sole discretion, to require that some or all of the outstanding Aggregate Principal Amount of the Debentures be exchanged (a "Company Exchange") for shares of Series A Convertible Preferred Stock of the Company (the "Preferred Stock") having an Aggregate Stated Value (as defined in the Certificate of Designation) equal to the Aggregate Principal Amount of the Debentures to be exchanged; provided that the Conditions to Exchange at the Company's Election (as set forth below) are satisfied as of the Company Exchange Date (as defined below). The Company may exercise its right to Company Exchange only by providing each holder of Debentures written notice ("Notice of Company Exchange") at least 10 Business Days but not more than 20 Business Days prior to the date of consummation of such Company Exchange ("Company Exchange Date"). If the Company elects to require exchange of some, but not all, of the Aggregate Principal Amount of the Debentures then outstanding, the Company shall require exchange of the pro rata amount from each holder of such Debentures based on the principal amount of Debentures purchased by such holder relative to the aggregate principal amount of Debentures purchased on the Original Issue Date (such amount with respect to each holder being referred to herein as its "Pro Rata Exchange Amount"). The Notice of Company Exchange shall indicate (x) the Aggregate Principal Amount of the Debentures the Company has elected to exchange from all holders of Debentures, (y) the date selected by the Company for the Company Exchange Date, and (z) each holder's Pro Rata Exchange Amount of the Aggregate Principal Amount of Debentures selected for exchange. If the Company has exercised its right of

Company Exchange and the conditions of this Section 5, including the Conditions to Exchange at the Company's Election, have been satisfied, then each holder's Pro Rata Exchange Amount of the Aggregate Principal Amount of Debentures selected for exchange which remain outstanding on the Company Exchange Date shall be exchanged as of the Company Exchange Date by delivery by the Company to each such holder of Debentures of one or more stock certificates representing the Aggregate Stated Value of shares of Preferred Stock issuable upon such Company Exchange to such holder. If required by Section 4(b)(iv), all such holders of the Aggregate Principal Amount of Debentures being exchanged shall thereupon, surrender all Debentures being exchanged on such date to the Company. If the Company fails to deliver the stock certificates as required in the second preceding sentence on the Company Exchange Date with respect to the Aggregate Principal Amount of Debentures selected for exchange, then the Company Exchange shall be null and void with respect to such Aggregate Principal Amount of Debentures and the Holder shall be entitled to all the rights of a holder of outstanding Debentures. All Debentures that are required to be surrendered for exchange in accordance with the provisions of this Section 5 shall, from and after the Company Exchange Date, be deemed to have been retired and canceled and the Aggregate Principal Amount of Debentures represented thereby exchanged for an equal Aggregate Stated Value of Preferred Stock for all purposes, notwithstanding the failure of the Holder to surrender such Debentures on or prior to such date. "Conditions to Exchange at the Company's Election" means the following conditions: (i) Shareholder Approval shall have been obtained by the Company; (ii) the Certificate of Amendment and Certificate of Designation (as each is defined in the Securities Purchase Agreement) have been filed and accepted for filing with the Secretary of State of the State of Nevada; (iii) the Board of Directors of the Company shall have authorized the issuance of the Preferred Stock; (iv) during the period beginning on the Original Issue Date and ending on and including the Company Exchange Date, the Company shall have delivered the applicable Underlying Shares upon conversion of the Debentures to the holders of the Debentures within three (3) Business Days of the applicable Conversion Date; (v) during the period beginning on and including the Original Issue Date and ending on and including the Company Exchange Date, there shall not have occurred (A) an Event (as defined in the Registration Rights Agreement) or (B) an event that with the passage of time and without being cured would constitute an Event; (vi) during the period beginning on and including the Original Issue Date and ending on and including the Company Exchange Date, there shall not have occurred (A) an Event of Default or (B) an event that with the passage of time and without being cured would constitute an Event of Default; and (vii) during the period beginning on the Original Issue Date and ending on and including the Company Exchange Date, there shall not have occurred a Major Transaction which the Company has not publicly and accurately announced as being consummated, terminated or abandoned. If the Company fails to timely deliver any stock certificates representing the shares of Preferred Stock in accordance with this Section 5, then the Company shall not be permitted to submit another Notice of Company Exchange without the prior written consent of the holders of at least two-thirds (3/4) of the Aggregate Principal Amount of the Debentures then outstanding.

      6. Events of Default.

Each of the following shall constitute an event of default ("Event of Default"), whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment or order of any court or any order, rule or regulation of any administrative, governmental or non-governmental body or otherwise howsoever:

(a) the Company shall default in any payment of any amounts due under the Transaction Documents when and as due (whether at maturity, upon acceleration or otherwise); or

(b) the Company shall fail duly to perform or observe any term, covenant or agreement contained in any of the Debentures or in the Securities Purchase Agreement or in the Registration Rights Agreement for a period of seven days after the date on which written notice of such failure shall first have been given to the Company; or

(c) (i) a final judgment shall be entered by any court against the Company for the payment of money which together with all other outstanding final judgments against the Company exceeds $150,000 in the aggregate, or (ii) a warrant of attachment or execution or similar process shall be issued or levied against any of the Company's property which exceeds in value $150,000 in the aggregate, and if, within 30 days after the entry, issue or levy thereof, such judgment, warrant or process shall not have been paid or discharged; or

(d) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of the property of it or ordering the winding-up or liquidation of the affairs of it and such decree or order shall remain unstayed and in effect for a period of 30 days; or

(e) the Company shall commence a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) of the Company or for any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due or shall take any corporate action in furtherance of any of the foregoing; or

(f) an event of default, as defined in any indenture or instrument evidencing or under which the Company shall have outstanding indebtedness for borrowed money in excess of $150,000, inclusive of accrued interest, accrued premium, if any, or any additional amounts payable, shall happen and be continuing and such default shall involve the failure to pay the principal of such indebtedness (or any part thereof), when due and payable after the expiration of any applicable grace period with respect thereto, or such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and failure to pay shall not have been cured by the Company within 30 days after such failure or such acceleration shall not be rescinded or annulled within 30 days after notice thereof shall have first been given to the Company; provided that if such event of default under such indenture or instrument shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of any of the holders of Debentures; or

(g) trading in the Common Stock shall have been suspended for more than ten Trading Days or the Common Stock is delisted from any principal market or exchange (including, but not limited to, the OTC Bulletin Board, The Nasdaq SmallCap Market and the Nasdaq National Market) on which the Common Stock is then listed for trading; or

(h) the Company fails to timely deliver the shares of Common Stock to the Holder or a replacement Debenture representing any unconverted portion of this Debenture pursuant to this Debenture; or

(i) the issuance by the Securities and Exchange Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities (as defined in the Registration Rights Agreement) or the initiation of any proceedings for that purpose.

With the exception of an Event of Default specified in clauses (d) or (e) above, upon the occurrence and continuance of an Event of Default, the Holder may declare the Aggregate Principal Amount of and interest on the Debentures and all other amounts owing under the Transaction Documents to be forthwith due and payable by giving written notice thereof to the Company without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything in the Transaction Documents to the contrary notwithstanding. Upon the occurrence and continuance of an Event of Default specified in clauses
(d) or (e) above, such principal, interest and other amounts shall thereupon and concurrently therewith become automatically due and payable all without any action by the Holder and without presentment, demand, protest or other notice of any kind, all of which are expressly waived, anything in the Transaction Documents to the contrary notwithstanding.

Interest on overdue principal and interest (and other amounts, if any) shall accrue from the date on which such principal and interest (and other amounts, if any) were due and payable to the date such principal and interest (and other amounts, if any) are paid or duly provided for, at a rate of 15% per annum (to the extent payment of such interest shall be legally enforceable).

      7. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Aggregate Principal Amount" means, with respect to the Debentures, the sum of
(a) the principal amount thereof, plus (b) accrued but unpaid interest thereon (whether or not earned or declared).

"Common Stock" means the common stock, $.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

"Conversion Ratio" means the number of shares of Common Stock issuable upon conversion of each Debenture determined by the application of the following formula where "D" equals the accrued and unpaid interest on the Aggregate Principal Amount of Debentures so converted (not previously added to the Aggregate Principal Amount pursuant to Section 2 hereof) as of the Conversion
Date:

                 Aggregate Principal Amount to be Converted + D
                 ----------------------------------------------
                                Conversion Price

"Independent Appraiser" means a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) that is regularly engaged in the business of appraising the capital stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Company or any Holder.

"Original Issue Date" shall mean the date of the first issuance of any Debentures regardless of the number of transfers of any particular Debentures and regardless of the number of certificates which may be issued to evidence such Debentures.

"Per Share Market Value" means on any particular date (a) the closing bid price per share of the Common Stock on such date on The Nasdaq SmallCap Market, the Nasdaq National Market or other registered national stock exchange on which the Common Stock is then listed or if there is no such price on such date, then the closing bid price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed then on The Nasdaq Small-Cap Market, the Nasdaq National Market or any registered national stock exchange, the closing bid price for a share of Common Stock in the over-the-counter market (as reported by NASDAQ or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then publicly traded, then the fair market value of a share of Common Stock as determined by an Independent Appraiser selected in good faith by the holders of a majority in interest of the shares of the Debentures; provided, however, that the Company, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any stock dividends, stock splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Company determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Original Issue Date, by and among the Company and the original Holders.

"Trading Day" means (a) a day on which the Common Stock is traded on the Nasdaq National Market, The Nasdaq SmallCap Market or other registered national stock exchange on which the Common Stock has been listed, or (b) if the Common Stock is not listed on the Nasdaq National Market, The Nasdaq SmallCap Market or any registered national stock exchange, a day or which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (c) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a), (b) and
(c) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

"Underlying Shares" means the number of shares of Common Stock into which the Debentures are convertible in accordance with the terms hereof and the Securities Purchase Agreement.

8. Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights" ), then the holders of Debentures will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Debentures (without taking into account any limitations or restrictions on the convertibility of the Debentures) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

9. Taxes. The Company shall pay any and all taxes attributable to the issuance and delivery of Common Stock or other securities upon conversion of the Debentures.

10. No Impairment. The Company shall not by any action including, without limitation, amending the articles of incorporation or the by-laws of the Company, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Debenture, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Company will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Conversion Price, (ii) not amend or modify any provision of the articles of incorporation or by-laws of the Company in any manner that would adversely affect in any way the powers, preferences or relative participating, optional or other special rights of the Common Stock or which would adversely affect the rights of the Holders of the Debentures, (iii) take all such action as may be reasonably necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Debenture, and (iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Company to perform its obligations under this Debenture.

11. Governing Law. The Debentures shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

12. Countersignature and Registration. This Debenture shall not become valid or obligatory for any purpose until the Debentures shall have been duly executed by the Company and such signature attested to by an authorized Officer thereof.

13. Warranty of the Company. The Company hereby certifies and warrants that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of this Debenture, and to constitute the same as legal, valid and binding obligations of the Company enforceable in accordance with their terms, have been done and performed and have happened in due and strict compliance with all applicable laws.

14. Descriptive Headings. The descriptive headings appearing herein are for convenience of reference only and shall not alter, limit or define the provisions hereof.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed in its corporate name by the manual signature of a duly authorized signatory, as attested to by another duly authorized signatory of the Company.

Dated: April 14, 2000

                                                     WORLD WIDE WIRELESS
                                                        COMMUNICATIONS, INC.


                                                     By:________________________
                                                        Name:
                                                        Title:

ATTEST:


By:__________________________________
   Name:
   Title:

                                    EXHIBIT 1

                                CONVERSION NOTICE

The undersigned hereby elects to have World Wide Wireless Communications, Inc. (the "Company") convert the Aggregate Principal Amount of 4.0% Convertible Debentures due 2005 (the "Debentures") of the Company, indicated below into shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Company as of the date specified below.

      Date of Conversion: ______________________________________________________

      Aggregate Principal Amount of Debentures to be converted: ________________

Please confirm the following information:

      Conversion Price: ________________________________________________________

      Number of shares of Common Stock to be issued:____________________________

Please issue the Common Stock into which the Debentures are being converted and, if applicable, any check drawn on an account of the Company in the following name and to the following address:

            Issue to: __________________________________________________________

                      __________________________________________________________

                      __________________________________________________________

            Facsimile Number:________________________________

            Authorization:___________________________________
                               By:
                               Title:

            Dated:___________________________________________

            Account Number (if electronic book entry transfer):_________________

            Transaction Code Number (if electronic book entry transfer):________

                                 ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [TRANSFER AGENT] to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated April 14, 2000 from the Company and acknowledged and agreed to by [TRANSFER AGENT].

                                        WORLD WIDE WIRELESS COMMUNICATIONS, INC.


                                        By:_____________________________________
                                           Name:
                                           Title:

                                    AMENDMENT

AMENDMENT dated August 10, 2000 (the "Amendment") to the Securities Purchase Agreement dated April 14, 2000 (the "Purchase Agreement") and related Transaction Documents (as defined in the Purchase Agreement) between World Wide Wireless Communications, Inc. (the "Company") and each of: Esquire Trading & Finance, Inc. ("Esquire"), Amro International, S.A. ("Amro"), Celeste Trust Reg. ("Celeste"), The Endeavor Capital Fund, S.A. ("Endeavor"), Nesher, Ltd. ("Nesher"), The Keshet Fund, L.P. ("Keshet Fund") and Keshet, L.P. ("Keshet"). Esquire, Amro, Celeste, Endeavor, Keshet Fund and Keshet are each referred to herein as a "Purchaser." All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Purchase Agreement.

      WHEREAS, the Purchasers desire to continue their investment in the Company as contemplated by the Purchase Agreement as amended hereby; and

WHEREAS, the Purchasers have made certain concessions to the Company in respect of their rights and the Company's obligations under the Transaction Documents; and

WHEREAS, the Company wishes to obtain the additional financing contemplated by the Purchase Agreement under the terms of the Transaction Documents as amended hereby,

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Company and each Purchaser hereby restate their respective representations, warranties and covenants as contained in the Transaction Documents as of the date hereof and agree to amend the Transaction Documents as follows:

1. August 10, 2000 (the "Amendment Closing Date") shall be the Subsequent Closing Date for all purposes under the Transaction Documents and upon the purchase of the securities contemplated by this Amendment, the Purchasers shall have no further obligation to purchase securities from the Company.

2. Talbiya B Investments Ltd. is hereby joined as a Purchaser to the Securities Purchase Agreement, as amended hereby and as a Purchaser to the Registration Rights Agreement, as amended hereby.

3. The total number of shares of Common Stock to be issued and delivered by the Company to the Purchasers pursuant to the Purchase Agreement shall be 2,128,000 of which 760,000 were the Initial Shares issued and delivered on the Initial Closing Date, 760,000 shall be shares issued and delivered by the Company on the Amendment Closing Date in consideration of the Purchasers' forbearance of their rights under the Transaction Documents (the "Consideration Shares") and 608,000 shall be Additional Shares issued and delivered by the Company on the Amendment Closing Date. The Consideration Shares shall for all purposes under the Transaction Documents (other than with respect to the consideration payable to the Company in respect of such shares) be Additional Shares subject to all the representations and warranties, and rights and obligations of the parties pertaining to Additional Shares. The number of Consideration Shares, Additional Shares, Convertible Securities and Additional Warrants to be issued and delivered to each Purchaser and the Additional Purchase Price payable therefor is identified on Schedule 1 (the "Amended Schedule 2") attached hereto, which Amended Schedule 2 shall supersede and replace
      Schedule 2 to the Purchase Agreement.

4. The definition of "Effectiveness Date" in the Registration Rights Agreement is hereby deleted and replaced with:

                 ""Effectiveness Date" means September 8, 2000."

      Each Purchaser hereby waives any remedies which may have accrued in favor of such Purchaser against the Company as a result of the Company's failure to comply, prior to the Amendment Closing Date, with the provisions of
      Section 7(e)(A) of the Registration Rights Agreement. Notwithstanding the foregoing, if the Company does not comply with the provisions of Section 7(e)(A) after the Amendment Closing Date giving effect to the additional time given to the Company as a result of the amended "Effectiveness Date,"
      (i) such waiver shall be of no further force and effect and (ii) all the rights and remedies available to the Purchasers shall be based upon the unamended Effectiveness Date.

5. Paragraph 4(c)(i) of the Debentures (including those issued on the Initial Closing Date and those to be issued on the Amendment Closing Date) shall be amended and restated as follows:

            "The conversion price for the Debentures (the "Conversion Price") in effect on any Conversion Date shall be the lesser of (A) an amount equal to 110% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately preceding the Original Issue Date (the "Fixed Conversion Price") and (B) an amount equal to 85% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately prior to the Conversion Date; provided, however, that, in any Conversion Notice, a Holder may specify a Conversion Price higher than the Conversion Price then in effect; provided further that, if during any period (a "Black-out Period"), a Holder is unable to trade any Common Stock issued or issuable upon conversion of Debentures immediately due to the postponement of filing or delay or suspension of effectiveness of a registration statement or because the Company has otherwise informed such Holder that an existing prospectus cannot be used at that time in the sale or transfer of such Common Stock, such Holder shall have the option but not the obligation on any Conversion Date within ten Trading Days following the expiration of the Black-out Period of using the Conversion Price applicable on such Conversion Date or any Conversion Price selected by such Holder that would have been applicable had such Conversion Date been at any earlier time during the Black-out Period or within the ten Trading Days thereafter; provided further, that in no event shall the Conversion Price be below the Floor Price. "Floor Price" shall mean $1.00 for the period beginning on August 10, 2000 and ending on October 14, 2000, $0.64 from the period beginning on October 14, 2000 and ending on April 14, 2001, and zero thereafter. Notwithstanding the foregoing, if the Company's revenues for the fiscal year ending December 31, 2000, as shown in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2000, are less than $13.5 million (such revenues shall be presumed to be less than 13.5 million in the event the Company does not file a Form 10-K by March 31, 2001), then from and after April 1, 2001 the Floor Price shall be zero."

      On the Amendment Closing Date, the Company shall issue and deliver to each Purchaser a new Debenture certificate (in the same principal amount issued to such Purchaser on the Initial Closing Date) reflecting the foregoing amendment with an Original Issue Date (as defined therein) of April 14, 2000.

6. The definition of "Warrant Price" in the Warrants issued by the Company on the Initial Closing Date is hereby deleted and replaced with:

            ""Warrant Price" means a price equal to $2.00, as such price may be adjusted from time to time as shall result from the adjustments specified in Section 4 hereof."

      The Company shall issue and deliver to each Purchaser on the Amendment Closing Date new certificates for the Warrants (in the amounts issued to such Purchaser on the Initial Closing Date) reflecting the foregoing amendment with an Original Issue Date (as defined therein) of April 14, 2000.

7. The form of Certificate of Designations attached to the Purchase Agreement shall be superseded and replaced by the Amended Form of Certificate of Designations attached hereto as Exhibit A.

8. The Company shall pay the reasonable fees and expenses of Stroock & Stroock & Lavan, counsel for the Purchasers, in connection with the negotiation and performance of this Amendment.

9. As a condition precedent to the obligations of the Purchasers under this Amendment (including payment of the Additional Purchase Price), the Company shall have delivered to the Purchasers an opinion from counsel to the Company addressed to the Purchasers, in form and substance satisfactory to the Purchasers, in respect of (i) the Company's authority to execute and deliver this Amendment, (ii) the enforceability this Amendment, (iii) the enforceability of the Transaction Documents (as amended hereby) to which the Company is a party, and (iv) such other customary legal matters as the Purchasers shall request.

All provisions of the Transaction Documents, except as amended herein, shall continue in full force and effect. This Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized persons as of the date first indicated above.

                                        WORLD WIDE WIRELESS
                                             COMMUNICATIONS, INC.

                                        By:____________________________________
                                             Name:
                                             Title:


                                        ESQUIRE TRADING & FINANCE, INC.

                                        By:____________________________________
                                             Name:
                                             Title:


                                        AMRO INTERNATIONAL, S.A.

                                        By:____________________________________
                                             Name:
                                             Title:


                                        CELESTE TRUST REG.

                                        By:____________________________________
                                             Name:
                                             Title:

                                        THE ENDEAVOR CAPITAL FUND, S.A.

                                                 By:  Endeavor Management, Inc.

                                                 By:____________________________
                                                 Name:
                                                 Title:


                                        THE KESHET FUND, L.P.

                                        By:_____________________________________
\                                            Name:
                                             Title:


                                        KESHET, L.P.

                                        By:_____________________________________
\                                            Name:
                                             Title:


                                        NESHER, LTD.

                                        By:_____________________________________
                                             Name:
                                             Title:


                                        TALBIYA B. INVESTMENTS LTD.

                                        By:_____________________________________
                                             Name:
                                             Title:

                                   SCHEDULE 1

                            Amended Schedule 2 to the
                          Securities Purchase Agreement

                                   Schedule 2

                                   Purchasers

-----------------    --------------------             ----------     -------------    ----------------   ----------    ----------
                                                                                      Principal Amount
                                                                                      or Stated Value                   Portion
                                                                                       of Additional                       of
                                                       Number of       Number of        Convertible      Number of     Additional
                                                      Additional     Consideration     Securities, if    Additional     Purchase
Name of Purchaser    Address of Purchaser               Shares           Shares           applicable      Warrants        Price
-----------------    --------------------             ----------     -------------    ----------------   ----------    ----------
Esquire Trading &   Schutzengelstrasse 36               132,000          140,000           $248,000        285,000      $380,000
Finance Inc.        Baar, Switzerland
                    CH6342
                    Fax No.: 041-7601031

Amro                c/o Ultra Finance Ltd.              300,000          300,000           $600,000        675,000      $900,000
International S.A.  Grossmuenster Platz
                    26,
                    P.O. Box 4401 Zurich, Switzerland
                    CH8022

Celeste Trust Reg.  c/o                                 116,000          120,000           $224,000        255,000      $340,000
                    Trevisa-Treuhand-Ansalt
                    Landstrasse 8
                    9496 Furstentums
                    Balzers, Liechtenstien

The Endeavor        14/14 Divrea Chaim                        0          150,000                 $0              0             0
Capital Fund,       Street
S.A.                Jerusalem 94479,
                    Israel
                    Fax No.:
                    011-972-2-5824443

Nesher, Ltd.        c/o Ragnall House                     8,000           10,000            $32,000         30,000       $40,000
                    18 Peel Road
                    Douglas, Isle of Man
                    1M1 4L2, United
                    Kingdom

Keshet, L.P.        Seameadow House                      20,000           25,000            $80,000         75,000      $100,000
                    BlackBurn Highway
                    P.O. Box 173
                    Road Town, Tortola
                    British Virgin Islands

The Keshet Fund,    c/o KCM, LLC                         12,000           15,000            $48,000         45,000       $60,000
L.P.                135 W. 50th Street
                    Suite 1700
                    New York, NY  10020

Talbiya B.          Ragnall House, 18                    20,000                0            $80,000         75,000      $100,000
Investments Ltd.    Peel Road, Douglas,
                    Isle of Man IM1 4LZ

      Total:                                            608,000          760,000         $1,312,000      1,440,000    $1,920,000
                                                        =======          =======         ==========      =========    ==========

                                    EXHIBIT A

                   AMENDED FORM OF CERTIFICATE OF DESIGNATIONS

                           CERTIFICATE OF DESIGNATION,
                     PREFERENCES AND RIGHTS OF THE SERIES A
                                 PREFERRED STOCK
                                       OF
                    WORLD WIDE WIRELESS COMMUNICATIONS, INC.
                                TO BE DESIGNATED
                      SERIES A CONVERTIBLE PREFERRED STOCK

Pursuant to Section 78.195 of the Nevada Revised Statutes, we, the undersigned, ______________ and _______________, being respectively the __________ and the
_________ of World Wide Wireless Communications, Inc. (the "Company"), a Nevada corporation organized and existing under the General Corporation Law of the State of Nevada, DO HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of the Company by unanimous written consent, and that said resolution has not been rescinded or amended and is in full force and effect at the date hereof:

RESOLVED, that, pursuant to authority expressly granted to and vested in the Board of Directors by the provisions of the Articles of Incorporation, as amended to date, the Board of Directors hereby creates a series of Preferred Stock of the Company, par value $.01 per share and having a stated value of $1,000 per share, to be designated "Series A Convertible Preferred Stock" and to consist of _______________________ (______) shares, and hereby fixes the powers, designations, preferences and relative, participating, optional and other rights of the shares of such series, and the qualifications, limitations, or restrictions thereof (in addition to those provisions set forth in the Articles of Incorporation, as amended, which are applicable to the Series A Convertible Preferred Stock), as follows:

Section 1. Designation, Amount, Par Value, Stated Value and Rank. The series of Preferred Stock shall be designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock"), and the number of shares so designated shall be _______ (which shall not be subject to increase without the consent of the holders of the Series A Preferred Stock ("Holders")). Each share of Series A Preferred Stock shall have a par value $.01 per share and a stated value of $1,000 per share (the "Stated Value").

The Series A Preferred Stock shall rank senior to the Junior Securities (as defined below) and all other series of preferred stock of the Company issued and outstanding on the Original Issue Date as to distributions and upon liquidation, dissolution or winding up.

Section 2. Junior Securities. So long as any Series A Preferred Stock shall remain outstanding, neither the Company nor any subsidiary thereof shall redeem, purchase or otherwise acquire otherwise than upon conversion or exchange directly or indirectly any Junior Securities, nor shall the Company directly or indirectly pay or declare any dividend or make any distribution (other than a dividend or distribution described in Section 5) upon, nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities.

Section 3. Voting Rights. The holders of Series A Preferred Stock shall have no right to vote, except as otherwise required by Nevada law. However, so long as any shares of Series A Preferred Stock are outstanding, the Company shall not and shall cause its subsidiaries not to, without the written consent of the holders of 66 2/3% of the shares of the Series A Preferred Stock then outstanding, (a) amend, alter or change the preferences or rights of any series or class of capital stock of the Company (including the Series A Preferred

Stock) or the qualifications, limitations or restrictions thereof if such amendment, alteration or change adversely affects the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend this Certificate of Designation, (c) authorize or create any class or series of any class of capital stock ranking as to distribution of assets upon a Liquidation (as defined in Section 4) or otherwise senior to the Series A Preferred Stock,
(d) amend its Articles of Incorporation, bylaws or other organizational documents so as to affect adversely any rights of any Holders, (e) increase the authorized number of shares of Series A Preferred Stock, and (f) enter into any agreement with respect to the foregoing.

Section 4. Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a "Liquidation"), the Holders shall be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series A Preferred Stock an amount equal to the Aggregate Stated Value (as defined in Section 8) before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Stock shall be distributed among the holders of Series A Preferred Stock and the holders of all securities ranking pari passu to the Series A Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. A sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, or a consolidation or merger of the Company with or into any other company or companies shall not be treated as a Liquidation, but instead shall be subject to the provisions of Section 6(c)(ix). The Company shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record holder of Series A Preferred Stock.

Section 5. Dividends. The holders of Series A Preferred Stock shall be entitled to receive in preference to the holders of Common Stock or any Junior Securities, annual dividends at the rate of 4.0% per annum, compounded semi-annually, for each share of Series A Preferred Stock. Such dividends shall be due and payable upon conversion or redemption of such shares of Series A Preferred Stock. Dividends shall accrue from the Original Issue Date (as defined herein), whether or not earned or declared, until such time as the shares of Series A Preferred Stock have been converted or redeemed as herein provided. Dividends are payable on the Series A Preferred Stock on the last day of June and December of each year (each, a "Dividend Date") by increasing the Aggregate Stated Value by the amount of such dividends. Such increase in the Aggregate Stated Value shall constitute full payment of such dividends. When any dividends are added to the Aggregate Stated Value, such dividends shall, for all purposes of this Certificate of Designation, be deemed to be part of the Aggregate Stated Value for purposes of determining dividends thereafter payable hereunder and amounts thereafter convertible into Common Stock hereunder, and all references herein to the Aggregate Stated Value shall mean the Aggregate Stated Value, as adjusted pursuant to this Section 5. The dividends so payable will be paid to the Holders of shares of Series A Preferred Stock of record as they appear on the stock books of the Company on the record date, which will be the June 15 or December 15, as the case may be, before the related Dividend Date; provided, however, that the Company's obligation to a transferee of shares of Series A Preferred Stock arises only if such transfer, sale or other disposition is made in accordance with the terms and conditions hereof and the Securities Purchase Agreement (as defined below). Notwithstanding the foregoing, the Company shall not be entitled to pay dividends in shares of Series A Preferred Stock and shall be required to pay such dividends in cash if any event constituting a Triggering Event (as defined in Section 7), or an event that with the passage of time and without being cured would constitute a Triggering Event, has occurred and is continuing on the Dividend Date or the date which is ten (10) Business Days prior to the Dividend Date, unless otherwise consented to in writing by the Holder entitled to receive such dividend.

Section 6. Conversion at the Option of the Holder. (a) (i) Each share of Series A Preferred Stock shall be convertible into shares of Common Stock (subject to Section 6(a)(ii)) at the Conversion Ratio (as defined below) at the option of the holder of such share of Series A Preferred Stock in whole or in part at any time. If any shares of Series A Preferred Stock remain outstanding on the Maturity Date, then all such shares shall be converted at the Conversion Ratio as of such date in accordance with this Section 6. To convert shares of Series A Preferred Stock into shares of Common Stock on any date, the holder of such shares of Series A Preferred

Stock shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., Eastern time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit 1 (the "Conversion Notice") to the Company with a copy thereof to the Company's designated transfer agent (the "Transfer Agent") and (B) if required by Section 6(b)(iv), surrender to a common carrier for delivery to the Transfer Agent as soon as practicable following such date the original certificates representing the shares of Series A Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "Preferred Stock Certificates"). Each Conversion Notice shall specify the Aggregate Stated Value of the shares of Series A Preferred Stock to be converted. The date as of which such conversion is to be effected shall be the date the Holder delivers such Conversion Notice by facsimile (the "Conversion Date") (if such date is not a Business Day, then the Conversion Date will be the next following Business Day). Subject to Section 6(b) hereof, each Conversion Notice, once given, shall be irrevocable. Upon receipt by the Company of a copy of a Conversion Notice, the Company shall (1) as soon as practicable, but in no event later than within one
(1) Business Day, send, via facsimile, a confirmation of receipt of such Conversion Notice to such Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein and (2) on or before the second (2nd) Trading Day following the date of receipt by the Company of such Conversion Notice (the "Delivery Date"), (A) issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled, or (B) provided the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system. If the Aggregate Stated Value of shares of Series A Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion, as may be required pursuant to Section 6(b)(iv), is greater than the Aggregate Stated Value of shares of Series A Preferred Stock being converted, then the Company shall, as soon as practicable and in no event later than the Delivery Date and at its own expense, issue and deliver to the Holder a new Preferred Stock Certificate representing the Aggregate Stated Value of Series A Preferred Stock not converted.

            (ii) In no event shall a Holder be permitted to convert in excess of such Aggregate Stated Value of Series A Preferred Stock upon the conversion of which, (x) the number of shares of Common Stock owned by such Holder (other than shares of Common Stock issuable upon conversion of Series A Preferred Stock or upon exercise of the Warrants (as defined in the Securities Purchase Agreement)) plus (y) the number of shares of Common Stock issuable upon such conversion of such shares of Series A Preferred Stock held by such Holder, would be equal to or exceed (z) 9.999% of the number of shares of Common Stock then issued and outstanding, including shares issuable on conversion of the shares of Series A Preferred Stock held by such Holder after application of this
      Section 6(a)(ii). As used herein, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. To the extent that the limitation contained in this Section 6(a)(ii) applies, the determination of whether shares of Series A Preferred Stock are convertible (in relation to other securities owned by a Holder) and of which shares of Series A Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of shares of Series A Preferred Stock for conversion shall be deemed to be such Holder's determination of whether such shares of Series A Preferred Stock are convertible (in relation to other securities owned by a Holder) and of which shares of Series A Preferred Stock are convertible, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. Nothing contained herein shall be deemed to restrict the right of a Holder to convert such shares of Series A Preferred Stock at such time as such conversion will not violate the provisions of this paragraph. The provisions of this Section 6(a)(ii) may be waived by a Holder as to itself (and solely as to itself) upon not less than 75 days prior notice to the Company, and the provisions of this Section 6(a)(ii) shall continue to apply until such 75th day (or later, if stated in the notice of waiver). No conversion in violation of this paragraph but otherwise in accordance with this Certificate of Designation shall affect the status of the securities issued upon such conversion as validly issued, fully-paid and nonassessable.

(b) (i) Not later than any Delivery Date, the Company will deliver to the applicable Holder by express courier (A) a certificate or certificates which shall be free of restrictive legends and trading restrictions (other than those required by Section 3.1(b) of the Securities Purchase Agreement) representing the number of shares of Common Stock being acquired upon the conversion of shares of Series A Preferred Stock (subject to reduction pursuant to Section 6(a)(ii)) and (B) to the extent required pursuant to Section 6(b)(iv), a new Preferred Stock Certificate representing the unconverted Aggregate Stated Value. If in the case of any Conversion Notice such new Preferred Stock Certificate(s) are not delivered to or as directed by the applicable Holder by the fifth (5th) Trading Day after the applicable Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such Preferred Stock Certificate(s) thereafter, to rescind such conversion, whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation, except that any amounts described in Sections 6(b)(ii) and (iii) shall be payable through the date notice of rescission is given to the Company.

            (ii) The Company understands that a delay in the delivery of the shares of Common Stock upon conversion of shares of Series A Preferred Stock and failure to deliver a new Preferred Stock Certificate representing the unconverted Aggregate Stated Value beyond the Delivery Date could result in economic loss to the Holder. If the Company fails to deliver to the Holder such certificate or certificates pursuant to this Section hereunder by the Delivery Date for any reason, other than due to the action of the Holder, the Company shall pay to such Holder, in cash, an amount per Trading Day for each Trading Day the earlier of the date such certificates are delivered or the date the conversion is rescinded pursuant to Section 6(b)(i) above, together with interest on such amount at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full, equal to (i) 1% of the Aggregate Stated Value of such shares of Series A Preferred Stock, plus the accumulated and unpaid dividends thereon, requested to be converted for the first five Trading Days after the Delivery Date and (ii) 2% of the Aggregate Stated Value of such shares of Series A Preferred Stock, plus the accumulated and unpaid dividends thereon, requested to be converted for each Trading Day thereafter (which amounts shall be paid as liquidated damages and not as a penalty). If the Company fails to deliver to the Holder such certificate or certificates pursuant to this Section prior to the 15th Trading Day after the Conversion Date, the Company shall, at the Holder's option, redeem in cash, from funds legally available therefor at the time of such redemption, all or a portion of the Aggregate Stated Value of the shares of Series A Preferred Stock then held by such Holder, plus the accumulated and unpaid dividends thereon, as requested by such Holder, in cash. The redemption price shall be equal to the Aggregate Stated Value of such shares of Series A Preferred Stock requested to be redeemed, plus accumulated and unpaid dividends thereon, multiplied by the greater of (A) 125% or (B) the applicable Conversion Ratio as of the date of such redemption multiplied by the greatest Per Share Market Value on any Trading Day during the period beginning on the Conversion Date and ending on the date of payment in full by the Company of such redemption price. If the Holder has requested that the Company redeem shares of Series A Preferred Stock pursuant to this Section and the Company fails for any reason to pay the redemption price, as calculated pursuant to the immediately preceding sentence, within seven days after such notice is deemed delivered pursuant to Section 6(a)(i), the Company will pay interest on the redemption price at a rate of 15% per annum, in cash to such Holder, accruing from such seventh day until the redemption price and any accumulated dividends thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). Nothing herein shall limit a Holder's right to pursue actual damages for the Company's failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein (including, without limitation, damages relating to any purchase of shares of Common Stock by such Holder to make delivery on a sale effected in anticipation of receiving certificates representing shares of Common Stock upon conversion, such damages to be in an amount equal to (A) the aggregate amount paid by such Holder for the shares of Common Stock so purchased minus (B) the aggregate amount of net proceeds, if any, received by such Holder from the sale of the shares of Common Stock which would have been issued by the Company pursuant to such conversion), and such Holder shall have the right to pursue all remedies available to it at law or in equity (including, without limitation, a decree of specific performance and/or injunctive relief).

            (iii) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder such certificate or certificates pursuant to Section 6(b)(i) by the Delivery Date and if after the Delivery Date the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall immediately pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (A) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (B) the Aggregate Stated Value of the shares of Series A Preferred Stock for which such conversion was not timely honored, together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of $10,000 Aggregate Stated Value of shares of Series A Preferred Stock, the Company shall be required to pay the Holder $1,000, plus interest. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.

            (iv) Notwithstanding anything to the contrary set forth herein, upon conversion of shares of Series A Preferred Stock in accordance with the terms hereof, the Holder thereof shall not be required to physically surrender the certificate representing the shares of Series A Preferred Stock to the Company unless the entire Aggregate Stated Value of shares of Series A Preferred Stock represented by the certificate are being converted. The Holder and the Company shall maintain records showing the Aggregate Stated Value of shares of Series A Preferred Stock so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of the certificate representing the shares of Series A Preferred Stock upon each such conversion. In the event of any dispute or discrepancy, such records of the Company shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if shares of Series A Preferred Stock represented by a certificate are converted as aforesaid, the Holder may not transfer the certificate representing the shares of Series A Preferred Stock unless the Holder first physically surrenders the certificate representing the shares of Series A Preferred Stock to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new certificate of like tenor, registered as the Holder may request, representing in the aggregate the remaining Aggregate Stated Value of shares of Series A Preferred Stock represented by such certificate.

      (c) (i) The conversion price for the shares of Series A Preferred Stock (the "Conversion Price") in effect on any Conversion Date shall be the lesser of (A) an amount equal to 110% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately preceding the Original Issue Date (the "Fixed Conversion Price") and (B) an amount equal to 85% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately prior to the Conversion Date; provided, however, that, in any Conversion Notice, a Holder may specify a Conversion Price higher than the Conversion Price then in effect; provided further that, if during any period (a "Black-out Period"), a Holder is unable to trade any Common Stock issued or issuable upon conversion of shares of Series A Preferred Stock immediately due to the postponement of filing or delay or suspension of effectiveness of a registration statement or because the Company has otherwise informed such Holder that an existing prospectus cannot be used at that time in the sale or transfer of such Common Stock, such Holder shall have the option but not the obligation on any Conversion Date within ten Trading Days following the expiration of the Black-out Period of using the Conversion Price applicable on such Conversion Date or any Conversion Price selected by such Holder that would have been applicable had such Conversion Date been at any earlier time during the Black-out Period or within the ten Trading Days thereafter; provided further, that in no event shall the Conversion Price be below the Floor Price. "Floor Price" shall mean $1.00 for the period beginning on August [__], 2000 and ending on October 14, 2000, $0.64 from the period beginning on April 14, 2000 and ending on the eighteen month anniversary of the Initial Closing Date (as defined in the Securities Purchase Agreement), and zero thereafter. Notwithstanding the foregoing, if the Company's revenues for the fiscal year ending December 31, 2000, as shown in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2000, are less than $13.5 million, then from and after April 14, 2001 the Floor Price shall be zero.

            (ii) If the Company, at any time while any shares of Series A Preferred Stock are outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity security payable in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, the Fixed Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 6(c)(ii) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

            (iii) If the Company, at any time while shares of Series A Preferred Stock are outstanding, shall sell or issue additional shares of Common Stock or rights or warrants to acquire shares of Common Stock at a price per share less than the Fixed Conversion Price, excluding any rights of the holder of the Debentures, the holder of shares of Series A Preferred Stock or the holders of the Warrants issued pursuant to the Securities Purchase Agreement to acquire Common Stock, the Fixed Conversion Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such shares, rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such shares, rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such Fixed Conversion Price. Such adjustment shall be made whenever such shares, rights or warrants are issued, and shall become effective immediately after the issuance of such shares, rights or warrants or, if such rights or warrants are issued to stockholders of the Company, the record date for the determination of stockholders entitled to receive such rights or warrants. However, upon the expiration of any right or warrant to purchase Common Stock the issuance of which resulted in an adjustment in the Fixed Conversion Price pursuant to this Section 6(c)(iii), if any such right or warrant shall expire and shall not have been exercised, the Fixed Conversion Price shall immediately upon such expiration be re-computed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Fixed Conversion Price made pursuant to the provisions of this Section 6 after the issuance of such rights or warrants) had the adjustment of the Fixed Conversion Price made upon the issuance of such rights or warrants been made on the basis of offering for subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such rights or warrants actually exercised.

            (iv) If the Company, at any time while shares of Series A Preferred Stock are outstanding, shall distribute to all holders of Common Stock (and not to holders of shares of Series A Preferred Stock) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Sections 6(c)(ii) and (iii) above), then in each such case the Fixed Conversion Price shall be multiplied by a fraction of which the denominator shall be the Per Share Market Value determined as of the record date fixed for determination of stockholders entitled to receive such distribution, and of which the numerator shall be such Per Share Market Value on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors in good faith; provided, however, that in the event of a distribution exceeding ten percent of the net assets of the Company, such fair market value shall be determined by an Independent Appraiser (as defined below) selected in good faith by the holders of a majority in interest of the Aggregate Stated Value of shares of Series A Preferred Stock plus the Aggregate Principal Amount (as defined in the Debenture) of Debentures then outstanding; and provided, further, that the Company, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in good faith, in which case the fair market value shall be equal to the average of the determinations by each such Independent Appraiser. In either case the adjustments shall be described in a statement provided to the Holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

            (v) If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Fixed Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Fixed Conversion Price in effect immediately prior to such combination will be proportionately increased.

            (vi) If the Company in any manner issues or sells Convertible Securities or Options that are convertible into or exchangeable for Common Stock at a price which varies or may vary with the market price of the Common Stock, including by way of one or more reset(s) to a fixed price (each of the formulations for such variable price being herein referred to as, a "Variable Price"), and such Variable Price is not calculated using the same formula used to calculate the Conversion Price in effect immediately prior to the time of such issue or sale, the Company shall provide written notice thereof via facsimile and overnight courier to each holder of shares of Series A Preferred Stock ("Variable Notice") on the date of issuance of such Convertible Securities or Options. If a holder of shares of Series A Preferred Stock then outstanding provides written notice to the Company via facsimile and overnight courier (the "Variable Price Election Notice") within 10 Business Days of receiving a Variable Notice that such holder desires to replace the Fixed Conversion Price then in effect with the Variable Price described in such Variable Notice, then, from and after the date of the Company's receipt of the Variable Price Election Notice, the Fixed Conversion Price will automatically be replaced with the Variable Price for the shares of Series A Preferred Stock held by such holder. In the event that a holder of shares of Series A Preferred Stock delivers a Conversion Notice after the Company's issuance of Convertible Securities with a Variable Price but before such holder's receipt of the Company's Variable Notice, then such holder shall have the option by written notice to the Company to rescind such Conversion Notice or to have the Conversion Price be equal to such Variable Price for the conversion effected by such Conversion Notice. As used herein, (A) "Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exchangeable for Common Stock and (B) "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

            (vii) All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

            (viii) Whenever the Fixed Conversion Price is adjusted pursuant to
      Section 6(c)(ii), (iii) (iv), (v) or (vi) (for purposes of this Section 6(c)(viii), each an "adjustment"), the Company shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Conversion Price after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to each Holder promptly after each adjustment. Any dispute between the Company and the Holders with respect to the matters set forth in such certificate may at the option of the Holders be submitted to one of the national accounting firms currently known as the "big five" selected by the holders of a majority in interest of the Aggregate Stated Value of shares of Series A Preferred Stock plus the Aggregate Principal Amount of Debentures then outstanding, provided that the Company shall have ten days after receipt of notice from such Holders of their selection of such firm to object thereto, in which case the holders of a majority in interest of the Aggregate Stated Value of shares of Series A Preferred Stock plus the Aggregate Principal Amount of Debentures then outstanding shall select another such firm and the Company shall have no such right of objection. The firm selected by the holders of a majority in interest of the Aggregate Stated Value of shares of Series A Preferred Stock plus the Aggregate Principal Amount of Debentures then outstanding as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Company and the Holders within thirty days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The fees and expenses of such accounting firm shall be paid by the Company.

            (ix) In case the Company after the Original Issue Date shall do any of the following (each, a "Major Transaction") (a) consolidate with or merge into any other person and the Company shall not be the continuing or surviving person of such consolidation or merger, or (b) permit any other person to consolidate with or merge into the Company and the Company shall be the continuing or surviving person but, in connection with such consolidation or merger, any capital stock of the Company shall be changed into or exchanged for securities of any other person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other person, or (d) effect a capital reorganization or reclassification of its capital stock, the holders of the shares of Series A Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such Major Transaction, and the holders of the shares of Series A Preferred Stock shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which such shares of Series A Preferred Stock could have been converted immediately prior to such Major Transaction would have been entitled; provided, however, that each Holder shall have the option to require the Company to redeem, from funds legally available therefor at the time of such redemption, such Aggregate Stated Value of its shares of Series A Preferred Stock at a price equal to the Aggregate Stated Value of shares of Series A Preferred Stock to be redeemed, plus accumulated and unpaid dividends thereon, multiplied by the greater of (A) 125% or (B) the applicable Conversion Ratio as of the date of such redemption multiplied by the greatest Per Share Market Value on any Trading Day during the period beginning on the date of the closing or the date of the announcement, as the case may be, of the Major Transaction triggering such redemption right and ending on the date of payment in full by the Company of such redemption price. The entire redemption price shall be paid in cash. If the Holder has requested that the Company redeem shares of Series A Preferred Stock pursuant to this Section and the Company fails for any reason to pay the redemption price, as calculated pursuant to the immediately preceding sentence, within five days after such notice is deemed delivered pursuant to the preceding sentence, the Company will pay interest on the redemption price at a rate of 15% per annum, in cash to such Holder, accruing from such seventh day until the redemption price and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). The terms of any such Major Transaction shall include such terms so as to continue to give to the holder of shares of Series A Preferred Stock the right to receive the securities, cash or property set forth in this
      Section 6(c)(ix) upon any conversion or redemption following such Major Transaction. This provision shall similarly apply to successive Major Transactions.

            (x) If:

                        A. the Company shall declare a dividend (or any other distribution) on its Common Stock; or

                        B. the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

                        C. the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

                        D. the approval of any stockholders of the Company shall be required in connection with any Major Transaction; or

                        E. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of shares of Series A Preferred Stock, and shall cause to be mailed to the holders of shares of Series A Preferred Stock at their last addresses as they shall appear upon the stock books of the Company, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Holders are entitled to convert shares of Series A Preferred Stock during the 30-day period commencing the date of such notice to the effective date of the event triggering such notice.

(d) If at any time conditions shall arise by reason of action taken by the Company which in the opinion of the Board of Directors are not adequately covered by the other provisions hereof and which might materially and adversely affect the rights of the holders of shares of Series A Preferred Stock (different than or distinguished from the effect generally on rights of holders of any class of the Company's capital stock) or if at any time any such conditions are expected to arise by reason of any action contemplated by the Company, the Company shall mail a written notice briefly describing the action contemplated and the material adverse effects of such action on the rights of the holders of shares of Series A Preferred Stock at least 10 calendar days prior to the effective date of such action, and an Independent Appraiser selected by the holders of majority in interest of the shares of Series A Preferred Stock plus the Aggregate Principal Amount of Debentures then outstanding shall give its opinion as to the adjustment, if any (not inconsistent with the standards established in this Section 6), of the Conversion Price (including, if necessary, any adjustment as to the securities into which shares of Series A Preferred Stock may thereafter be convertible) and any distribution which is or would be required to preserve without diluting the rights of the holders of shares of Series A Preferred Stock. The Board of Directors shall make the adjustment recommended forthwith upon the receipt of such opinion or opinions or the taking of any such action contemplated, as the case may be; provided, however, that no such adjustment of the Conversion Price shall be made which in the opinion of the Independent Appraiser giving the aforesaid opinion would result in an increase of the Conversion Price to more than the Conversion Price then in effect.

(e) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of shares of Series A Preferred Stock free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of shares of Series A Preferred Stock, not less than 200% of such number of shares of Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Securities Purchase Agreement) be issuable (taking into account the adjustments of Section 6(c)) upon the conversion of all outstanding shares of Series A Preferred Stock (without regard to any limitations on conversions or exercise thereof). The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and freely tradable.

(f) Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Per Share Market Value at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(g) The issuance of certificates for shares of Common Stock on conversion of shares of Series A Preferred Stock shall be made without charge to the holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

(h) Shares of Series A Preferred Stock converted into Common Stock shall be canceled and retired by the Company.

(i) Whenever notice is required to be given under this Certificate of Designation, unless otherwise provided herein, such notice shall be given in accordance with Section 5.3 of the Securities Purchase Agreement.

(j) In the event a Holder shall elect to convert any shares of Series A Preferred Stock as provided herein, the Company cannot refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, contract, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and/or adjoining conversion of all or of said shares of Series A Preferred Stock shall have been issued and the Company posts a surety bond for the benefit of such Holder in the amount equal to 130% of the Aggregate Stated Value of shares of Series A Preferred Stock sought to be converted, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder in the event it obtains judgment.

      Section 7. Triggering Events.

Each of the following shall constitute a triggering event (a "Triggering Event"), whatever the reason for such Triggering Event and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment or order of any court or any order, rule or regulation of any administrative, governmental or non-governmental body or otherwise howsoever:

(a) the Company shall default in any payment of any amounts due under the Transaction Documents when and as due (whether at maturity, upon acceleration or otherwise); or

(b) the Company shall fail duly to perform or observe any term, covenant or agreement contained in any of this Certificate of Designation, in the Debentures, in the Securities Purchase Agreement or in the Registration Rights Agreement for a period of seven days after the date on which written notice of such failure shall first have been given to the Company; or

(c) (i) a final judgment shall be entered by any court against the Company for the payment of money which together with all other outstanding final judgments against the Company exceeds $150,000 in the aggregate, or (ii) a warrant of attachment or execution or similar process shall be issued or levied against any of the Company's property which exceeds in value $150,000 in the aggregate, and if, within 30 days after the entry, issue or levy thereof, such judgment, warrant or process shall not have been paid or discharged; or

(d) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of the property of it or ordering the winding-up or liquidation of the affairs of it and such decree or order shall remain unstayed and in effect for a period of 30 days; or

(e) the Company shall commence a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) of the Company or for any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due or shall take any corporate action in furtherance of any of the foregoing; or

(f) an event of default, as defined in any indenture or instrument evidencing or under which the Company shall have outstanding indebtedness for borrowed money in excess of $150,000, inclusive of accrued interest, accrued premium, if any, or any additional amounts payable, shall happen and be continuing and such default shall involve the failure to pay the principal of such indebtedness (or any part thereof), when due and payable after the expiration of any applicable grace period with respect thereto, or such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and failure to pay shall not have been cured by the Company within 30 days after such failure or such acceleration shall not be rescinded or annulled within 30 days after notice thereof shall have first been given to the Company; provided that if such event of default under such indenture or instrument shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Triggering Event hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of any of the holders of shares of Series A Preferred Stock; or

(g) trading in the Common Stock shall have been suspended for more than ten Trading Days or the Common Stock is delisted from any principal market or exchange (including, but not limited to, the OTC Bulletin Board, The Nasdaq SmallCap Market and the Nasdaq National Market) on which the Common Stock is then listed for trading; or

(h) the Company fails to timely deliver the shares of Common Stock to the Holder or a replacement Preferred Stock Certificate representing any unconverted portion of Series A Preferred Stock pursuant to this Certificate of Designation; or

(i) the issuance by the Securities and Exchange Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities (as defined in the Registration Rights Agreement) or the initiation of any proceedings for that purpose.

With the exception of a Triggering Event specified in clauses (d) or (e) above, upon the occurrence and continuance of a Triggering Event, the Holder may declare the Aggregate Stated Value of and dividends accumulated on the shares of Series A Preferred Stock and all other amounts owing under the Transaction Documents to be forthwith due and payable by giving written notice thereof to the Company without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything in the Transaction Documents to the contrary notwithstanding. Upon the occurrence and continuance of a Triggering Event specified in clauses (d) or (e) above, such Aggregate Stated Value, accumulated dividends, interest and other amounts shall thereupon and concurrently therewith become automatically due and payable all without any action by the Holder and without presentment, demand, protest or other notice of any kind, all of which are expressly waived, anything in the Transaction Documents to the contrary notwithstanding.

Interest on overdue amounts, if any, shall accrue from the date on which such interest (and other amounts, if any) were due and payable to the date such interest (and other amounts, if any) are paid or duly provided for, at a rate of 15% per annum (to the extent payment of such interest shall be legally enforceable).

      Section 8. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Aggregate Stated Value" means, with respect to the shares of Series A Preferred Stock, the sum of (a) the stated value thereof, plus (b) accumulated but unpaid dividends thereon (whether or not earned or declared).

"Common Stock" means the common stock, $.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

"Conversion Ratio" means the number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock determined by the application of the following formula where "D" equals the accumulated and unpaid dividends on the Aggregate Stated Value of shares of Series A Preferred Stock so converted as of the Conversion Date:

                   Aggregate Stated Value to be Converted + D
                   ------------------------------------------
                                Conversion Price

      "Debenture" shall have the meaning ascribed to it in the Securities Purchase Agreement.

"Independent Appraiser" means a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) that is regularly engaged in the business of appraising the capital stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Company or any Holder.

"Junior Securities" means the Common Stock and all other equity securities of the Company which are junior in rights and liquidation preference to the Series A Preferred Stock.

      "Maturity Date" shall mean April 14, 2005.

"Original Issue Date" shall mean the date of the first issuance of any shares of Series A Preferred Stock regardless of the number of transfers of any particular shares of Series A Preferred Stock and regardless of the number of certificates which may be issued to evidence such shares of Series A Preferred Stock.

"Per Share Market Value" means on any particular date (a) the closing bid price per share of the Common Stock on such date on The Nasdaq SmallCap Market, the Nasdaq National Market, the OTC Bulletin Board or other registered national stock exchange on which the Common Stock is then listed or if there is no such price on such date, then the closing bid price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed then on The Nasdaq Small-Cap Market, the Nasdaq National Market, the OTC Bulletin Board or any registered national stock exchange, the closing bid price for a share of Common Stock in the over-the-counter market (as reported by NASDAQ or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then publicly traded, then the fair market value of a share of Common Stock as determined by an Independent Appraiser selected in good faith by the holders of a majority in interest of the shares of Series A Preferred Stock plus the Aggregate Principal Amount of Debentures then outstanding; provided, however, that the Company, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any stock dividends, stock splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Company determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common

Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Original Issue Date, by and among the Company and the original Holders.

"Securities Purchase Agreement" means the Securities Purchase Agreement, dated April 14, 2000, as amended as of August [__], 2000, among the Company and the original holders of the Debentures.

"Trading Day" means (a) a day on which the Common Stock is traded on the Nasdaq National Market, The Nasdaq SmallCap Market or other registered national stock exchange on which the Common Stock has been listed, or (b) if the Common Stock is not listed on the Nasdaq National Market, The Nasdaq SmallCap Market or any registered national stock exchange, a day or which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (c) if the Common Stock is not quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a), (b) and
(c) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

"Underlying Shares" means the number of shares of Common Stock into which the Debentures or the shares of Series A Preferred Stock are convertible in accordance with the terms hereof, the Debentures and the Securities Purchase Agreement.

Section 9. Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights" ), then the holders of shares of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the shares of Series A Preferred Stock (without taking into account any limitations or restrictions on the convertibility of the shares of Series A Preferred Stock) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

Section 10. Taxes. The Company shall pay any and all taxes attributable to the issuance and delivery of Common Stock or other securities upon conversion of the shares of Series A Preferred Stock.

Section 11. No Impairment. The Company shall not by any action including, without limitation, amending the articles of incorporation or the by-laws of the Company, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Company will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Conversion Price, (ii) not amend or modify any provision of the articles of incorporation or by-laws of the Company in any manner that would adversely affect in any way the powers, preferences or relative participating, optional or other special rights of the Common Stock or which would adversely affect the rights of the Holders of the shares of Series A Preferred Stock, (iii) take all such action as may be reasonably necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of the shares of Series A Preferred Stock, and (iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Company to perform its obligations under this Certificate of Designation.

Section 12. Countersignature and Registration. The shares of Series A Preferred Stock shall not become valid or obligatory for any purpose until the shares of Series A Preferred Stock shall have been duly executed by the Company and such signature attested to by an authorized Officer thereof.

Section 13. Warranty of the Company. The Company hereby certifies and warrants that all acts, conditions and things required to be done and performed and to have happened (including, but not limited to, the Shareholder Approval) precedent to the creation and issuance of this Certificate of Designation and the Series A Preferred Stock, and to constitute the same as legal, valid and binding obligations of the Company enforceable in accordance with their terms, have been done and performed and have happened in due and strict compliance with all applicable laws.

Section 14. Descriptive Headings. The descriptive headings appearing herein are for convenience of reference only and shall not alter, limit or define the provisions hereof.

                [the rest of this page intentionally left blank]

IN WITNESS WHEREOF, we have subscribed this document on the date indicated below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

Dated: ______ ___, 2000


                                      -------------------------------
                                      Name:
                                      Title:


                                      -------------------------------
                                      Name:
                                      Title:

ATTEST:


-------------------------------
Name:
Title:

                                    EXHIBIT 1

                                CONVERSION NOTICE

Reference is made to the Certificate of Designation, Powers, Preferences and Rights of the Series of Preferred Stock of World Wide Wireless Communications, Inc. (the "Company") to be designated 4.0% Series A Convertible Preferred Stock (the "Certificate of Designation"). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to convert the number of shares of 4% Series A Convertible Preferred Stock, par value $.01 per share and stated value $1,000 per share (the "Preferred Shares"), of World Wide Wireless Communications, Inc., a Nevada corporation, (the "Company"), indicated below into shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Company, by tendering the stock certificate(s) representing the share(s) of Preferred Shares specified below as of the date specified below.

  Date of Conversion:
                       --------------------------------------------------------

  Number of Preferred Shares to be converted:
                                              --------

  Stock certificate no.(s) of Preferred Shares to be converted:
                                                                ---------------

Please confirm the following information:

  Conversion Price:
                    -----------------------------------------------------------

  Number of shares of Common Stock to be issued:
                                                 ------------------------------

Please issue the Common Stock into which the Preferred Shares are being converted and, if applicable, any check drawn on an account of the Company in the following name and to the following address:

      Issue to:___________________________________________________________

      Facsimile Number:_______________________________

      Authorization:___________________________________
                           By:
                           Title:

      Dated:__________________________________________

      Account Number (if electronic book entry transfer):_______________________

      Transaction Code Number (if electronic book entry transfer):____________________________________________________________

                                 ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [TRANSFER AGENT] to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated April 14, 2000 from the Company and acknowledged and agreed to by [TRANSFER AGENT].

                                       WORLD WIDE WIRELESS COMMUNICATIONS, INC.

                                SECOND AMENDMENT

SECOND AMENDMENT dated November 15, 2000 (the "Second Amendment") to the Securities Purchase Agreement dated April 14, 2000 (the "Purchase Agreement") and related Transaction Documents (as defined in the Purchase Agreement) between World Wide Wireless Communications, Inc. (the "Company") and each of: Esquire Trading & Finance, Inc. ("Esquire"), Amro International, S.A. ("Amro"), Celeste Trust Reg. ("Celeste"), The Endeavour Capital Investment Fund, S.A. ("Endeavour"), Nesher, Ltd. ("Nesher"), The Keshet Fund, L.P. ("Keshet Fund") Talbiya B. Investments, Ltd. ("Talbiya"), and Keshet, L.P. ("Keshet"). Esquire, Amro, Celeste, Endeavour, Keshet Fund, Talbiya and Keshet are each referred to herein as a "Purchaser." All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Purchase Agreement. The Transaction Documents have been previously amended by an amendment among the Purchasers and the Company dated August 10, 2000 (the "Amendment").

      WHEREAS, the Purchasers desire to continue their investment in the Company as contemplated by the Purchase Agreement as amended hereby;

WHEREAS, the Company seeks (i) additional time to perform certain obligations under the Transaction Documents, (ii) modification of certain terms and conditions of the Transaction Documents, and (iii) to gain the Purchasers' waivers of defaults and breaches with respect to the Company's failure to perform its obligations under the Transaction Documents in effect prior to the Second Amendment Closing Date;

WHEREAS, the Company, as an inducement to the Purchasers to agree to the terms contained herein, has offered to increase the Principal Amount of the Debentures held by the Purchasers and issue additional restricted Common Stock to the Purchasers; and

WHEREAS, the Purchasers agree to amend the Transaction Documents in accordance with the Company's requests and agree to waive any breach by the Company occurring prior to the Second Amendment Closing Date;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Company and each Purchaser hereby restate their respective representations, warranties and covenants as contained in the Transaction Documents as of the date hereof, agree the following terms and conditions and agree to amend the Transaction Documents as follows:

1 In consideration of their entering this Second Amendment, the Company shall issue and deliver four million restricted shares of Common Stock (the "Amended Shares") to the Purchasers in the amounts listed next to each Purchaser's name on Amended Schedule 2 attached hereto. Such Amended Shares shall be included in the shares to be registered by the Company pursuant to the Registration Rights Agreement and shall be deemed

      "Registrable Securities" for all purposes under the Transaction Documents. The Company represents and warrants that such Amended Shares have been duly authorized, and when issued in accordance with the terms hereof, shall be validly issued, fully paid and nonassessable, free and clear of all liens, encumbrances, security interests, charges and rights of first refusal of any kind except as may be imposed by the restricting legend attached to said shares prior to their registration.

2 On the Second Amendment Closing Date, the Company shall issue and deliver to each Purchaser a new Debenture certificate (in the Principal Amount identified on Amended Schedule 2 attached hereto) reflecting the amendments identified in Paragraphs 6 and 7 below with an Original Issue Date (as defined therein) of April 14, 2000. Within 15 days of the Second Amendment Closing Date, each Purchaser shall return to the Company its Initial Shares and any shares acquired by exercise of the Initial Warrants previously issued to it by the Company pursuant to Article 1.2 of the Purchase Agreement. The aggregate number of shares thus returned to the Company in this manner will be 760,000.

3 The Amendment and this Second Amendment shall each be deemed, for all purposes, to be a "Transaction Document" as defined in the Securities Purchase Agreement.

4 The definitions of "Effectiveness Date" and "Filing Date" in the Registration Rights Agreement are hereby deleted and replaced with:

            "Effectiveness Date" means May 15, 2001.

            "Filing Date" means December 15, 2000.

      Each Purchaser hereby waives any remedies which may have accrued in favor of such Purchaser against the Company or its officers, directors or agents as a result of the Company's failure to comply, prior to the Second Amendment Closing Date, with the provisions of Sections 3(a), 3(b) and 7(e)(A) of the Registration Rights Agreement. Notwithstanding the foregoing, if the Company fails to comply with the provisions of Sections 3(a), 3(b) and 7(e)(A) by the amended Effectiveness Date, (i) such waiver shall be of no further force and effect, and (ii) all the rights and remedies available to the Purchasers shall be based upon the unamended Effectiveness Date (August 14th, 2000).

5 The Company shall hold a shareholders' meeting no later than March 1, 2001 to obtain shareholder approval of the Company's agreement under the Transaction Documents to reserve authorized Common Stock in a number of shares no less than the sum of (a) 200% of the amount issuable to the Purchasers under the Debentures and (b) 100% of the amount issuable under the Warrants. Where shareholder approval is required, the Company and its officers and directors agree to use their best efforts to secure such approval. By letter agreement attached hereto as Exhibit A, certain of the Company's officers and directors have agreed to vote their shares in favor of this requirement. The

      Company's failure to comply with the provisions of this Section 5 shall be deemed an event of default under the Debentures.

6 Paragraph 4(c)(i) of the Debentures shall be amended and restated as follows:

            "The conversion price for the Debentures (the "Conversion Price") in effect on any Conversion Date shall be the lesser of (A) $.64 (the "Fixed Conversion Price") and (B) an amount equal to 85% of the average Per Share Market Value for the five (5) consecutive Trading Days immediately prior to the Conversion Date subject to the following provisions:

                  (a) in any Conversion Notice, a Holder may specify a Conversion Price higher than the Conversion Price then in effect;

                  (b) if during any period (a "Black-out Period"), a Holder is unable to trade immediately any Common Stock issued or issuable upon conversion of Debentures due to the postponement of filing, or delay or suspension of effectiveness of a registration statement, or because the Company has otherwise informed such Holder that an existing prospectus cannot be used at that time in the sale or transfer of such Common Stock, such Holder shall have the option, but not the obligation, of using the Conversion Price applicable on any Conversion Date within ten Trading Days following the expiration of the Black-out Period, or of using any Price selected by such Holder that would have been applicable on any hypothetical Conversion Date earlier in the Black-out Period or within the ten Trading Days thereafter; and

                  (c) in no event shall the Conversion Price be below the Floor Price. "Floor Price" shall mean the Fixed Conversion Price for the period beginning on October 1, 2000 and ending on October 14, 2000, $0.50 from the period beginning on October 14, 2000 and ending on May 30, 2001, and zero thereafter.

            Notwithstanding the foregoing, if the Company's aggregate revenues for the last three quarters of the year 2000 and the first quarter of the year 2001, based on the company's audited financial statements for the year 2000 and the unaudited statement for the first quarter of the year 2000, are less than $13.5 million, then from and after May 14, 2001 the Floor price shall be zero. Such revenues shall be presumed to be less than $13.5 million in the event the Company fails to provide the Purchasers with the audited statement for the year 2000 and the unaudited statement for the first quarter of 2001 by May 14, 2001.

7     Paragraph 4B is hereby added to the Debenture:

      "4B. Redemption at the Company's Election.

      (a) At any time the Per Share Market Value of the Common Stock is less than $1.00, as long as the Company has not received a Conversion Notice from the holder and has not materially breached any of the material representations, warranties, and covenants contained herein or in any related agreements, the Company shall have the right, subject to the terms and conditions below, in its sole discretion, to redeem ("Redemption at Company's Election"), from time to time, any or all of the Debentures; provided the Company shall first provide five (5) days advance written notice as provided in subparagraph 4B(a)(ii) below. If the Company elects to redeem some, but not all, of the Debentures, the Company shall redeem a pro rata amount, based upon current holdings, from each holder of the Debentures. If the Company fails to complete a Redemption at Company's Election, the Company's right to that and any other such further redemption is forfeited.

                  (i) Redemption Price At Company's Election. The "Redemption
            Price at Company's Election" shall be calculated as 120% of the Principal Amount of, and 100% of the unpaid interest accrued on, the Debentures being redeemed pursuant to this Section 5(a). Each holder shall be entitled to a pro-rated portion of the Redemption Price at Company's Election determined by the Principal Amount of Debentures held by such holder as a percentage of the aggregate Principal Amount of all Debentures outstanding as of the date the Company dispatches the notice pursuant to clause 4B(ii), below.

                  (ii) Mechanics of Redemption at Company's Election. The
            Company shall effect a redemption by giving five (5) days prior written notice ("Notice of Redemption at Company's Election"), to all holders of the Debentures at the address listed next to such holders names on Schedule 2 attached to the Second Amendment between the Company and the Purchasers named therein dated November 15, 2000 (or such other address which has been notified to the Company in writing), which Notice of Redemption at Company's Election shall be deemed to have been delivered three (3) business days after the Company's mailing (by overnight or two (2) day courier, with a copy by facsimile) of such Notice of Redemption at Company's Election. Such Notice of Redemption at Company's Election shall indicate:

                  (1) the total Principal Amount of Debentures to be redeemed, which amount shall not be less than $1,000,000.00;

                  (2) the prorated amount of such Holder's Debentures being redeemed;

                  (3) the date which such redemption is to become effective (the "Date of Redemption At Company's Election"), which date shall be no more than 5

                  Business Days after the date of the Company's dispatch of the Notice of Redemption at Company's Election;

                  (4) the Holder's pro-rata share of the Redemption Price At Company's Election; and

                  (5) shall be accompanied by certificate executed by an officer of the Company confirming the availability of immediately available funds in respect of the redemption as required by paragraph (b) below.

                  Notwithstanding the above, a Holder may convert into Common Stock, prior to the close of business on the Date of Redemption at Company's Election, any Debentures which it is otherwise entitled to convert, including Debentures that have been selected for Redemption at Company's Election pursuant to this Section 4B.

      (b) Company Must Have Immediately Available Funds or Credit Facilities. The Company shall not be entitled to send any Notice of Redemption at Company's Election and begin the redemption procedure under this Section 4B unless it has, in legally available funds:

                  (i) the full amount of the redemption price in cash or cash equivalents, available in a demand or other immediately available account in a bank or similar financial institution; or

                  (ii) immediately available credit facilities, in the full
            amount of the redemption price with a bank or similar financial institution; or

                  (iii) a combination of the items set forth in (i) and (ii)
            above, aggregating the full amount of the aggregate redemption price.

      (c) Payment of Redemption Price. Each holder shall, upon receipt of such holder's prorated amount of the Redemption Price at Company's Election, deliver its Debenture to the Company, and, if the Company has not redeemed the total outstanding Principal Amount of such Debenture, the Company shall issue a new Debenture reflecting any unredeemed Principal Amount.

      (d) Failure to Redeem. If the Company sends a Notice of Redemption at Company's Election and fails to completely redeem Debentures in accordance with such notice, the Company shall thereby forfeit its right to redemption under the instant notice and the Company shall lose the right to issue any additional Notice of Redemption at Company's Election."

8 Subject to the Company's performance of its obligations under the Transaction Documents as amended hereby, and the accuracy of the Company's representations and warranties made as of the Second Amendment Closing Date, the Purchasers, the agents, officers, directors, employees and assigns hereby release, waive and covenant not to sue the Company or any of its directors, officers, employees or agents in connection with any and all direct liability of the Company arising out of or related to the Transaction Documents for any act or omission which may have occurred at any time prior to the execution of this Second Amendment.

9 The Company shall pay the reasonable fees and expenses of Stroock & Stroock & Lavan, counsel for the Purchasers, in connection with the negotiation and performance of this Second Amendment.

10 As a condition precedent to the obligations of the Purchasers under this Second Amendment, the Company shall have delivered to the Purchasers opinions from outside counsel to the Company addressed to the Purchasers, in form and substance satisfactory to the Purchasers, opining as to (i) the Company's authority to execute and deliver this Second Amendment, (ii) the enforceability of this Second Amendment, (iii) the continued enforceability of the Transaction Documents (as amended hereby) to which the Company is a party, and (iv) such other customary legal matters as the Purchasers shall request.

All provisions of the Transaction Documents as amended by the Amendment remain in full force and effect, except as explicitly amended hereby. This Second Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed by their respective authorized persons as of the date first indicated above.

                                       WORLD WIDE WIRELESS
                                       COMMUNICATIONS, INC.

                                       By:____________________________________
                                          Name:
                                          Title:


                                       ESQUIRE TRADING & FINANCE, INC.

                                       By:____________________________________
                                          Name:
                                          Title:


                                       AMRO INTERNATIONAL, S.A.

                                       By:____________________________________
                                          Name:
                                          Title:


                                       CELESTE TRUST REG.

                                       By:____________________________________
                                          Name:
                                          Title:

                                       THE ENDEAVOUR CAPITAL INVESTMENT
                                       FUND, S.A.


                                            By: Endeavour Management, Inc.

                                            By:
                                               --------------------------------
                                               Name:
                                               Title:


                                       THE KESHET FUND, L.P.

                                       By:
                                          -------------------------------------
                                          Name:
                                          Title:


                                       KESHET, L.P.

                                       By:
                                          -------------------------------------
                                          Name:
                                          Title:


                                       NESHER, LTD.

                                       By:
                                          -------------------------------------
                                          Name:
                                          Title:


                                       TALBIYA B. INVESTMENTS LTD.

                                       By:
                                          -------------------------------------
                                          Name:
                                          Title:

                               AMENDED SCHEDULE 2

     Schedule 2: Securities Issuance Upon the Second Amendment Closing Date

---------------------------------------------------------------------------------------------------------------------
                                                                                Number of           Principal Amount
                                                  Increase in Principal    Consideration Shares    of Debenture to be
Name of Purchaser      Address of Purchaser         Amount Debentures          to be Issued              Issued
-----------------      --------------------       ---------------------        -------------             ------
---------------------------------------------------------------------------------------------------------------------
Esquire Trading &     Schutzengelstrasse 36              $412,000                 640,000            $1,080,000
Finance Inc.          Baar, Switzerland
                      CH6342
                      Fax No.: 041-7601031

Amro                  c/o Ultra Finance Ltd.             $900,000               1,428,000            $2,400,000
International S.A.    Grossmuenster Platz 26,
                      P.O. Box 4401 Zurich, Switzerland
                      CH8022

Celeste Trust Reg.    c/o Trevisa-Treuhand-              $356,000                 559,200              $940,000
                      Ansalt
                      Landstrasse 8
                      9496 Furstentums
                      Balzers, Liechtenstien

The Endeavour         Cumberland House, #27              $300,000                 892,857            $1,500,000
Capital Investment    Cumberland Street, P.O.
Fund, S.A.            Box N-10818, Nassau,
                      New Providence, The
                      Bahamas
                      Fax No.: 972-2-500-
                      3318/9

Nesher, Ltd.          c/o Ragnall House                   $28,000                  83,200              $140,000
                      18 Peel Road
                      Douglas, Isle of Man
                      1M1 4L2, United
                      Kingdom

Keshet, L.P.          Seameadow House                     $70,000                 208,333              $350,000
                      BlackBurn Highway
                      P.O. Box 173
                      Road Town, Tortola
                      British Virgin Islands

The Keshet Fund,      c/o KCM, LLC                        $42,000                 125,000              $210,000
L.P.                  135 W. 50th Street
                      Suite 1700
                      New York, NY  10020
Talbiya B.            Ragnall House, 18 Peel              $20,000                  59,523              $100,000
Investments Ltd.      Road, Douglas, Isle of
                      Man IM1 4LZ

      Total:                                           $2,128,000               3,996,113            $6,720,000
                                                       ==========               =========            ==========
---------------------------------------------------------------------------------------------------------------------

                                    EXHIBIT A

                           SHAREHOLDER UNDERTAKING(1)

SHAREHOLDER UNDERTAKING dated November __, 2000 (the "Undertaking"), by _______________, ___________________, ___________________, ____________________,
_______________________[...] (each a "Shareholder," and collectively the "Shareholders") pursuant to Paragraph 5 of the Second Amendment dated November __, 2000 between World Wide Wireless Communications, Inc. and the Purchasers named therein.

      WHEREAS, the undersigned Shareholders shall personally benefit from the Company's entering into the Second Amendment; and

WHEREAS, the Company's achievement of such benefits is contingent on, among other things, the satisfaction of the conditions expressed in Paragraph 5 of the Second Amendment;

NOW, THEREFORE, in consideration of the Purchasers entering into the Second Amendment with the Company, and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the undersigned Shareholders certify and agree:

1. Representations of Shareholders. Each Shareholder represents that (a) he is the holder and/or beneficial owner of the number of shares (the "Shares") of common stock, par value $.[__] per share (the "Common Stock"), of World Wide Wireless Communications, Inc., set forth opposite his name on the signature page below, with sole and exclusive power to vote such shares, and (b) he has full power and authority to execute, deliver and carry out this Undertaking.

2. Agreement to Vote Shares. Each Shareholder shall vote, or cause to be voted, all such Shareholder's Shares, and any shares of Common Stock hereafter acquired, whether upon the exercise of options or otherwise, at any meeting of the shareholders of the Company called to vote thereon or at any adjournment thereof, in favor of the reserve of authorized Common Stock expressed in Paragraph 5 of the Second Amendment attached hereto, such reserve to be maintained at all times in an amount not less than the sum of (a) 200% of the amount issuable to the Purchasers under the Debentures and (b) 100% of the amount issuable under the Warrants.

3. Agreement Not to Transfer Shares. No Shareholder shall during the term of this Undertaking voluntarily sell, assign or otherwise dispose of any of such Shareholder's Shares, or any shares of Common Stock hereafter acquired, or enter into any agreement with respect to any such sale, assignment or other disposition to any person who has not: i) certified, in form satisfactory to the Purchasers, that they, as a transferee, have the power to sell, assign or dispose of the shares, and ii) executed, in form satisfactory to the Purchasers, this Undertaking, or

----------
(1) Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Second Amendment and the Purchase Agreement.

alternatively, an agreement to be bound by the terms of this Undertaking.

4. Specific Performance. Each Shareholder acknowledges that it will be impossible to measure in money the damage to the Purchasers if he fails to comply with any of the obligations imposed by this Undertaking, that every such obligation is material and that, in the event of any such failure, the Purchasers will not have an adequate remedy at law or in damages. Accordingly, each Shareholder consents to the issuance of an injunction or the enforcement of other equitable remedies against such Shareholder at the suit of the Purchaser or Purchasers without bond or other security, to compel performance of all the terms hereof, and waives the defense of relief in damages.

5. Successors and Assigns. This Undertaking shall be binding upon and shall inure to the benefit of the Purchasers and their respective heirs, successors and assigns.

6. Notice. All notices hereunder shall be in writing and shall be deemed given, on the date received, if delivered by hand, or mailed by certified or registered mail (return receipt requested) to the Purchasers at the addresses provided therefor in the Second Amendment and, to the Shareholders, at the address provided next to each such Shareholder's name below.

7. Term. This Undertaking shall terminate upon the voting of the Common Stock by the Shareholders in accordance with Paragraph 2 hereof.

8. Miscellaneous. (a) This Undertaking shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law thereof.

(b) If any provision of this Undertaking or the application of any such provision to any person or circumstance shall be held invalid by a court of competent jurisdiction, the remainder of this Undertaking including the remainder of the provision held invalid, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected.

(c) This Undertaking may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the individual parties hereto have personally executed this Undertaking as of the date first above written.


------------------------- ------------------------ Name: Number of Shares Owned
Address:

------------------------- ------------------------ Name: Number of Shares Owned
Address:

------------------------- ------------------------ Name: Number of Shares Owned
Address:

------------------------- ------------------------ Name: Number of Shares Owned
Address:

------------------------- ------------------------ Name: Number of Shares Owned
Address:

------------------------- ------------------------ Name: Number of Shares Owned
Address:


                                       -3-